082-04240

RECEIVED
2009 MAY 18 A 8:06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MANUFACTURAS DE PAPEL C.A.
MANPA S.A.C.A

12-31-08
AR/S

ANNUAL REPORT
2008

MANPA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

CONTENTS

1. REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. TO THE GENERAL SHAREHOLDERS´ MEETING CORRESPONDING TO THE FISCAL YEAR FROM JANUARY THE 1ST AND DECEMBER THE 31ST, 2008

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, April the 1st, 2009

REPORT SUBMITTED BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.CA. TO THE GENERAL SHAREHOLDERS´ MEETING CORRESPONDING TO FISCAL YEAR FROM JANUARY THE 1ST TO DECEMBER 31, 2008

Dear shareholders:

Below we are pleased to submit to your consideration the Management Report corresponding to the fiscal year ended at December 31, 2008.

During the year 2008 the company operated in a financial and business environment mainly characterized by the following factors:

1. A local inflation of 30.9% for the term, according to figures published by the Venezuelan Central bank.

2. A foreign exchange rate of US$1/BS2.15 nominally overvalued circa 115.5% according to the financial survey company METROECONOMICA. This has had a negative effect on competition in regard to local production by lowering import products, provided the existing subsidy to exchange parity plus the competitiveness loss in our exports.

3. The government kept the Foreign Exchange Control implemented in February 2003, which operation through the Venezuelan Foreign Exchange Administration Committee (CADIVI for its abbreviation in Spanish) had delays both processing import requests and obtaining foreign currency to pay commitments undertaken by the company.

During the year 2008 total paper sales volume by the Company amounted to 138,959 MT. During the fiscal year ended at December 31, 2008 the net income amounted to Bs156,670,447 according to the International Financial Standards .

Sales income amounted to Bs.856,635,558.

During the year 2008, the Company made capital investments amounting to Bs.11,537,610 which were basically addresses to acquire machinery to modernize the conversion areas as well as industrial equipment to maintain production processes.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Continuing with the typical dividend policy the Company decreed during the General Shareholders´ Meeting held in April 2008 a cash dividend of Bs.0.15 per each share part of the capital stock of the company, for a total of Bs.34,411,500. Likewise, in October of same year, the Shareholders´ Meeting agreed to decree an extraordinary cash dividend of Bs.0.25 per each share part of the company capital stock. The total of dividends allocated during the fiscal year 2008 amounted to Bs.91,764,000, which represents an increase of Bs.13,767,680 or 17.65% when compared to dividends decreed and paid in the year 2007.

In order to improve and strengthen our human resources as well as to comply with the different laws and regulations of the Bolivarian Republic of Venezuela in management, professional, technical and industrial safety areas the Company carried out its Annual Training Plan in which it invested a total of 17,900 hours/men.

The Board of Directors of Manufacturas de Papel, C.A. (Manpa) S.A.C. A. complied with the provisions of Resolution No.19-1-2005 of February 2, 2005 issued by the National Securities and Exchange Commission in regard to the principles of Corporate Governance by the operation of the Audit Committee mostly comprised by Independent Directors according to the criteria set forth in the aforementioned Resolutions.

The Board of Directors thus introduces the most outstanding facts that occurred during the fiscal year ended at December 31, 2008 and is willing to thank all its personnel for their effort and determination to achieve company goals.

Pursuant to the Code of Commerce, this Management Report together with the Balance Sheet and Audited Income and Loss Statement for the fiscal year from January the 1st to December the 31st, 2008 prepared according to the International Accounting Standards (IAS) is submitted to the Meeting for its approval, in view of the Report by the Statutory Auditor.

Sincerely,

Lic. CARLOS DELFINO T.
Chairman of the Board of Directors.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

2. REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. ABOUT COMPLIANCE WITH THE CORPORATE GOVERNANCE PRINCIPLES ADOPTED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

MANPA

REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. ABOUT COMPLIANCE WITH THE CORPORATE GOVERNANCE PRINCIPLES ADOPTED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

In order to comply with Resolution No.19-1-2005 of the National Securities and Exchange Commission dated February 2, 2005 published in Official Gazette of the Bolivarian Republic of Venezuela No.38129 as of February 17, 2005 the company Board of Directors submits to the General Shareholders' Meeting this report about the degree of compliance with the corporate governance principles adopted by the National Securities and Exchange Commission to which the aforementioned Resolution is committed.

Independent Directors of the Board of Directors

The Board of Directors in its session held on March 27, 2009 reviewed the assumptions set forth in the aforementioned Resolution realizing that during the fiscal year ended at December 31, 2008 the proportion of Independent Directors was kept in 18 out of 22 Directors part of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. as provided for by the independence criteria of the Directors established in the aforementioned Resolution, thus broadly exceeding the number of Independent Directors required.

In order to comply with the proper transparency and disclosure of this matter, we attach hereto the résumé of the Directors part of the Board of Directors.

Auditing Committee

The Auditing Committee of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is mainly comprised by Independent Directors according to the criteria about independence of Directors included in such Resolution.

The Auditing Committee as per the Resolution about Corporate Governance Principles has and performs the following duties:

1. Previously known the company financial statements;
2. Assisting the Board of Directors in regard to implementation of the necessary measures to preserve the integrity of the company financial information;
3. Cooperating with the Board of Directors in the supervision of the Internal and External Audit ; and
4. Knowing and analyzing the content of the management letter in order to make recommendations deemed necessary.

In virtue of the functions that corresponds to the Auditing Committee, it reviewed the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2008 prepared under the International Accounting Information (IAS), adopted by the company pursuant to the Resolutions by the National Securities and Exchange Commission numbers 157-2004 and 177-2005, which are in order to be submitted to the consideration of the Shareholders' Meeting.

In view of the foregoing, the Board of Directors can assure that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. complies with the corporate governance principles adopted by the National Securities and Exchange Commission.

3. INDEPENDENT AUDITORS' REPORT

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Independent Auditors' Report

Consolidated Financial Statements
For the years ended
December 31, 2008 and 2007

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

TABLE OF CONTENTS

Deloitte.

Lara Marambio & Asociados
RIF J-00327665-0
Torre Corp Banca, piso 21
Av. Blandín. La Castellana
Caracas 1060 - Venezuela

Tlf: +58 (212) 206 8501
Fax: +58 (212) 206 8870
www.deloitte.com/ve

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have audited the accompanying consolidated financial statements of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries**, which comprise the consolidated balance sheets as of December 31, 2008 and 2007, the consolidated statements of income, changes in the stockholders' equity and cash flows for the years then ended, and a summary of significant accounting policies, as well as other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries** as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the matter discussed in Note 1 to the consolidated financial statements. On December 2, 2005, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., at its 940th meeting, decided on the early adoption of the International Financial Reporting Standards for the preparation and presentation of its consolidated financial statements for the year ended December 31, 2005, as official information in compliance with Resolutions N° 157-2004 and 177- 2005, issued by the Venezuelan Securities Exchange Commission (CNV).

The translation of the consolidated financial statements into English has been made solely for the convenience of English-speaking readers.

LARA MARAMBIO & ASOCIADOS

Isaac Carreño A.
Public Accountant
CPC N° 26120
CNV N° C-891

Caracas – Bolivarian Republic of Venezuela, February 27, 2009

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007
(Stated in bolivars)

	NOTES	2008	2007
ASSETS			
NONCURRENT ASSETS:			
Property, plant, and equipment - net	2	391,188,523	397,957,005
Equity in associates and joint businesses	3	3,459,354	4,769,358
Total noncurrent assets		394,647,877	402,726,363
CURRENT ASSETS:			
Prepaid expenses		1,064,387	816,416
Inventories - net	4	109,527,104	80,977,294
Advances to suppliers		2,658,080	1,801,026
Notes and accounts receivable - net	5	158,516,037	120,190,887
Available-for-sale investments	6	117,071	128,044
Cash and cash equivalents	7	42,326,103	11,161,903
Total current assets		314,208,782	215,075,570
TOTAL		708,856,659	617,801,933
LIABILITIES AND STOCKHOLDERS' EQUITY			
STOCKHOLDERS' EQUITY:	8 and 9		
Capital stock		69,633,596	69,633,596
Stock issuance premium		13,405	13,405
Cumulative translation gain or loss of foreign subsidiary and joint businesses		206,308	206,308
Retained earnings:			
Legal reserve		6,963,360	6,963,360
Net restated balance of retained earnings solely used for payment of share dividends of the Company or its subsidiaries		119,593,551	119,593,551
Undistributed earnings		220,669,329	155,762,882
Unrealized result from investments	6	82,793	(672,675)
Total stockholders' equity		417,162,342	351,500,427
NONCURRENT LIABILITIES:			
Accrual for severance benefits, net of long-term advances		11,572,895	7,256,889
Unsecured bonds	10 and 20	37,410,000	34,200,000
Deferred income taxes	12	30,992,261	34,734,819
Total noncurrent liabilities		79,975,156	76,191,708
CURRENT LIABILITIES:			
Accrual for severance benefits, net of short-term advances		13,050,285	7,874,205
Unsecured bonds	10	9,340,000	-
Commercial papers	11 and 20	13,084,438	10,925,263
Short-term loans	11 and 20	34,377,456	15,255,518
Dividends payable	8	2,018,672	42,225,789
Income taxes payable		33,662,266	8,728,831
Accounts payable	13	106,186,044	105,100,192
Total current liabilities		211,719,161	190,109,798
Total liabilities		291,694,317	266,301,506
TOTAL		708,856,659	617,801,933

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Stated in bolivars)

	NOTES	2008	2007
REVENUES FROM SALES	14	856,634,558	540,737,010
COST OF SALES	15	562,109,694	418,405,033
GROSS INCOME		294,524,864	122,331,977
COSTS AND EXPENSES:			
Selling expenses	15	44,529,699	40,858,899
General and administrative expenses	15 and 19	35,358,924	24,982,689
Income from sale of assets	2	(427,943)	(9,211)
		79,460,680	65,832,377
OPERATING INCOME		215,064,184	56,499,600
EQUITY IN LOSSES AND EARNINGS OF JOINT VENTURES	3	(1,310,004)	802,404
FINANCIAL COSTS		(21,127,299)	(7,338,490)
FINANCIAL INCOME		935,726	850,632
EXCHANGE DIFFERENCES - NET		(84,467)	(27,226)
LOSS FROM SWAP OPERATIONS WITH INVESTMENT SECURITIES		-	902,083
OTHER INCOME (EXPENSES):			
ADR commissions		(1,139,502)	(257,782)
Tax on financial transactions		(6,035,705)	(2,554,009)
Other - net		9,242,566	(602,545)
		(19,518,685)	(8,224,933)
INCOME BEFORE INCOME TAXES		195,545,499	48,274,667
Income taxes	12	(38,875,052)	(5,381,490)
NET INCOME		156,670,447	42,893,177
EARNINGS PER SHARE:			
Basic	1	0.68	0.02
Diluted	1	0.68	0.02

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Stated in bolivars)

					Retained earnings				
	NOTES	Capital stock	Stock issuance premium	Cumulative translation gain or loss of subsidiary and joint businesses	Legal reserve	Net restated balance of retained earnings solely used for payment of share dividends of the Company and its subsidiaries	Undistributed earnings	Unrealized result from investments	Total stockholders' equity
BALANCES AS OF DECEMBER 31, 2006		69,632,690	-	206,308	6,963,269	119,593,551	190,866,116	(601,095)	386,660,839
Fair value of available-for-sale investments		-	-	-	-	-	-	(1,131)	(1,131)
Loss directly recognized in stockholders' equity		-	-	-	-	-	-	(1,131)	(1,131)
Realized result of available-for-sale investments		-	-	-	-	-	-	(70,449)	(70,449)
Net income for the year		-	-	-	-	-	42,893,177	-	42,893,177
Total recognized income and losses for the year		-	-	-	-	-	42,893,177	(71,580)	42,821,597
Capital increase	8	906	13,405	-	-	-	-	-	14,311
Dividends declared	8	-	-	-	-	-	(77,996,320)	-	(77,996,320)
Allowance of the year		-	-	-	91	-	(91)	-	-
BALANCES AS OF DECEMBER 31, 2007		69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427
Realized result of available-for-sale investments		-	-	-	-	-	-	755,468	755,468
Net income for the year		-	-	-	-	-	156,670,447	-	156,670,447
Total recognized income for the year		-	-	-	-	-	156,670,447	755,468	157,425,915
Dividends declared	8	-	-	-	-	-	(91,764,000)	-	(91,764,000)
BALANCES AS OF DECEMBER 31, 2008		69,633,596	13,405	206,308	6,963,360	119,593,551	220,669,329	82,793	417,162,342

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Stated in bolivars)

	NOTES	2008	2007
OPERATING ACTIVITIES:			
Net income		156,670,447	42,893,177
Adjustments to reconcile net income to cash provided by (used in) operating activities:			
Exchange differences - net	20	84,467	27,226
Equity in earnings and losses of joint businesses	3	1,310,004	(802,404)
Result from reduction of equity in joint venture	3	-	407,911
Provision for income taxes	12	38,875,052	5,381,490
Result from reduction of available-for-sale investments		-	(21,346)
Result from disposal of property and equipment	2	-	65,275
Result from sale of property and equipment	2	(427,943)	(9,211)
Financial costs		21,127,299	7,338,490
Financial income		(935,726)	(850,632)
Depreciation	2	17,937,368	18,212,896
		234,640,968	72,642,872
Changes in working capital:			
Decrease (increase) in:			
Notes and accounts receivable		(38,325,150)	(16,189,503)
Advances to suppliers		(857,054)	(139,844)
Inventories		(28,549,810)	(14,512,555)
Prepaid expenses		(247,971)	159,863
Increase (decrease) in:			
Accounts payable		(114,039)	(1,359,539)
Accrual for severance benefits, net of advances		9,492,086	5,068,506
Cash provided by operating activities		176,039,031	45,669,800
Interests paid		(20,011,875)	(6,720,039)
Interests collected		935,726	850,632
Income taxes paid	12	(17,684,175)	(10,597,274)
Net cash provided by operating activities		139,278,707	29,203,119
INVESTING ACTIVITIES:			
Decrease in available-for-sale investments		766,441	41,265
Sale of property and equipment	2	796,667	9,211
Purchase of property and equipment	2	(11,537,610)	(2,720,480)
Net cash used in investing activities		(9,974,502)	(2,670,004)
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term loans	11	19,121,938	(23,532,815)
Amount of issuance of commercial papers	11	35,084,438	16,152,400
Amortization of commercial papers	11	(32,925,263)	(16,623,546)
Amount of issuance of unsecured bonds	10	12,550,000	34,200,000
Capital increase	8	-	14,311
Cash dividends paid	8	(131,971,117)	(49,471,505)
Net cash used in financing activities		(98,140,004)	(39,261,155)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		31,164,200	(12,728,040)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	7	11,161,903	23,889,943
CASH AND CASH EQUIVALENTS AT THE END OF YEAR		42,326,103	11,161,903

See notes to the consolidated financial statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The parent company, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., is a company incorporated in the Bolivarian Republic of Venezuela in conformity with the Venezuelan Commercial Code and the Capital Market Law. The Company's main purpose is the production and commercialization of all forms of papers.

Adoption of International Financial Reporting Standards (IFRS) – On December 2, 2005, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., at its 940th meeting, decided on the advance adoption of the International Financial Reporting Standards (IFRS) for the preparation and presentation of its consolidated financial statements for the year ended December 31, 2005, as official information in compliance with Resolutions N° 157-2004 and 177-2005, issued by the Venezuelan Securities and Exchange Commission (CNV).

The accompanying consolidated financial statements have been prepared on the basis of International Financial Reporting Standards (IFRS) that include International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and Interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued by the International Accounting Standards Board (IASB) effective for the periods beginning January 1, 2005.

In connection with the standards in effect at the time the Company presented its consolidated financial statements for the year 2005, these standards provide, among other, for the following:

- significant changes in accounting policies, valuation criteria, and forms of presentation of the financial statements included in the annual consolidated financial statements, and
- a significant increase in the information provided in the report on the consolidated annual financial statements.

January 1, 2004 was the transition date for the first-time preparation of the consolidated financial statements as of December 31, 2005 under IFRS.

At the date of issuance of these consolidated financial statements, the following standards and interpretations have been issued for application effective January 1, 2009:

- IAS 23 (Amended), "Borrowing Costs" (effective January 1, 2009). The amendment requires the capitalization of costs directly attributable to the acquisition, construction or production of a qualifying asset (assets that necessarily take a substantial period of time to get ready for their intended use or sale) as part of the cost of that asset. The option of immediately expensing borrowing costs will be eliminated. The Company will prospectively apply IAS 23 (Amended) effective January 1, 2009.

- IAS 1 (Revised), "Presentation of Financial Statements" (effective January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (i.e., non-owner changes in net equity) in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from 'owner changes in equity'. All 'non-owner changes in equity' will be required to be shown in a performance statement, but there will be a choice as to whether to present only the statement of comprehensive income or both the income statement and statement of comprehensive income. A restated balance sheet as at the beginning of the comparative period as well as balance sheets at the end of the current and comparative period shall be submitted by entities restating or reclassifying their comparative information. The Company will apply IAS 1 (Revised) from January 1, 2009. The income statement and the statement of comprehensive income may be presented as performance statement.

- IFRS 2 (Amended), "Share-based Payments" (effective January 1, 2009). The amended standard addresses vesting conditions and cancellations. The standard clarifies that vesting conditions are limited to services conditions and performance conditions. Other share-based payment components will be considered as non-vesting conditions, and shall be included in the fair value at the vesting date for transactions with employees and other parties providing similar services; these components will not have an impact on the number of expected vesting or on the valuation subsequent to the vesting date. All cancellations, either by the entity or by third parties, shall have the same accounting treatment. The Company will apply IFRS 2 (Amended) effective January 1, 2009.

- IAS 32 (Amended) "Financial Instruments: presentation and disclosure", and IAS 1, "Presentation of financial statements – Puttable instruments and obligations arising on liquidation" (effective January 1, 2009). The amended standard requires entities classifying puttable instruments or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, provided that financial instruments meet particular and specific conditions. The Company will apply IAS 32 and IAS 1 (Amended) effective January 1, 2009. This standard is not expected to have a significant effect on the group's financial statements.

- IAS 27 (Amended) "Consolidated and separate financial statements" (effective July 1, 2009). The amended standard requires that the effects of all minority equity transactions (previously "minority interests") be presented in the equity account unless there are changes in the control and such transactions shall not become goodwill or give raise to a profit or loss. The standard also specifies the accounting treatment to be applied when control has been lost. Any remaining interest in the entity is remeasured at its fair value and profits or losses are presented in the income statement. The Company's Management has estimated that the application of this standard shall not have an impact on the financial information of the Company and its subsidiaries.

- IFRS 3 (Revised) "Business Combinations" (effective July 1, 2009). The revised standard continues to require the application of the acquisition method of accounting all for business combinations, with certain significant changes, including, among others, that all business acquisition payments shall be recorded at fair value at the acquisition date, and any adjustments to the combination cost depending on a future event-related contingency should be classified as debt for subsequent re-measurement through the income statement. The standard also provides for the possibility of measuring, on a transaction by transaction basis, the non-majority participation in the acquiree either at fair value or at proportionate share of net assets of the acquiree. All other costs associated with the acquisition must be expensed. The Company will prospectively apply IFRS 3 (Reviewed) to all business combinations effective January 1, 2010.

- IFRIC 17 "Distributions of non-cash assets to owners" (effective July 1, 2009). The interpretation addresses the accounting treatment of distribution of non-cash assets to owners. One of the conclusions reached by the IFRIC is that an entity should measure the dividend payable at the fair value of the net assets to be distributed; and an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss upon payment of dividends. The interpretation does not apply to distribution of non-cash assets when the asset is finally controlled by the same party or parties before or after the distribution (e.g. distributions of non-cash assets to entities under common control). Also, dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity (date of declaration). The Company will prospectively apply the IFRIC effective January 1, 2009.

The following interpretations and amendments to existing standards have been published and are mandatorily applicable for the group's accounting periods beginning on or after January 1, 2009; however, they are not relevant for the Company's operations:

- IFRS 1 (Amended), "First-time adoption of International Financial Reporting Standards" (effective July 1, 2009). The amended standard permits entities first-time adopting this standard the use of the fair value cost or the carrying amount in conformity with the previous accounting practice to measure the beginning cost of investments in subsidiaries, jointly controlled entities and associates in separate financial statements. IFRS 1 (Amended) effective January 1, 2009 will not have any effect on the Company's financial statements.

- IFRS 8 "Operating Segments" (effective January 1, 2009). IFRS 8 supersedes IAS 14, "Segment Reporting" establishing a "management approach" under which segment reporting is based on the same basis used for internal reporting purposes. The Company's Management considers that the application of this standard will not have a significant impact on the financial information prepared by the Company and its subsidiaries or result in an increase in the number of reportable segments reported.

- IFRIC 15 "Agreements for the construction of real estate" (effective January 1, 2009). The interpretation clarifies whether particular transactions are under the scope of IAS 18 "Revenue", or IAS 11, "Construction Contracts". The application scope of IAS 18 may be applicable to a broader set of transactions. IFRIC 15 is not relevant for the group's transactions since all revenue-related transactions are recorded in conformity with IAS 18 and not under IAS 11.

Approval of the consolidated financial statements – The consolidated financial statements corresponding to the year ended December 31, 2007, prepared in conformity with international financial reporting standards were approved by the Stockholders' Meeting held on April 18, 2008. The consolidated financial statements corresponding to the year ended December 31, 2008 are pending approval. However, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that these will be approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company in the preparation of its consolidated financial statements are summarized as follows:

a. ***Responsibility for information and estimates*** – Information contained in the consolidated financial statements is the responsibility of the Company's Management and Board of Directors. Certain estimates made to quantify some assets, liabilities, revenues, expenses and commitments recorded therein have been used based on the experience and other relevant factors. Final results could differ from those estimates.

These estimates are reviewed on an ongoing basis. Accounting estimate modifications are prospectively recognized accounting for the modification effects in the corresponding consolidated income accounts for the year in which the corresponding reviews are conducted. Basically, these estimates refer to the following:

- Impairment losses of certain assets (Note 3),
- Useful life of property, plant and equipment (Note 2),
- Fair value of financial assets and liabilities (Notes 5, 6, 7, 10, 11 and 20),
- Accrued liabilities (Note 13),
- Occurrence of contingencies (Notes 13 and 22),
- Exchange control and impact on assets, liabilities and obligations in foreign currency and stockholders' dividends (Note 20),
- Price control over certain products commercialized by the Company (Note 20).

Although such estimates were made based on the best available information as of December 31, 2008 on analyzed facts, future events may demand a modification in future periods. Such modifications would be made in conformity with IAS 8, and on a prospective basis, by recognizing the effect of changes in the estimation in the corresponding consolidated income accounts.

b. ***Monetary reconversion*** – On March 6, 2007, the President of the Republic passed a Law-Decree on Monetary Reconversion, whereby, effective January 1, 2008, the monetary system unit shall be restated to the equivalent amount of one thousand current bolivars.

In conformity with the aforementioned Decree-law, effective that date, prices, salaries and other social benefits, as well as taxes and other amounts in local currency included in financial statements and other accounting documents or in credit securities, and in general, any operation or reference expressed in local currency shall be expressed in restated bolivars.

The financial statements in nominal values as of December 31, 2007 have been presented for comparative purposes with the 2008 financial statements by dividing the previously reported amounts by the reconversion factor of 1,000.

c. ***Consolidation*** – The accompanying consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its wholly owned subsidiaries: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Subsidiaries: Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, C.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States of America), both 50% owned, were considered as joint businesses in accordance with IAS 31, and recorded using the equity method.

All significant intercompany transactions have been eliminated in consolidation.

d. ***Effects of inflation*** – The Company's functional currency is the Venezuelan bolivar. Upon review of IAS 29 "Financial Reporting in Hyperinflationary Economies" and other literature consulted, and upon analysis of accumulated inflation at transition date and in subsequent periods, the Company determined that the Venezuelan economy ceased to be hyperinflationary since January 1, 2002.

Consequently, certain nonmonetary asset and liability amounts as of December 31, 2001, stated in constant currency as of that date, were considered as the new accounting basis for such items.

e. ***Translation of the financial statements of foreign subsidiaries and joint businesses*** – The Company determined the functional currency of its foreign subsidiaries in accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates." Consequently, to be included in the accompanying financial information, the financial statements of such subsidiaries were translated into bolivars through the conversion of monetary and nonmonetary items of the balance sheet at the current exchange rate; for income accounts the average exchange rates for the corresponding year were considered.

The effects of including the financial statements of the subsidiaries translated into bolivars through this methodology are shown in stockholders' equity under Cumulative translation gain or loss of subsidiaries and joint businesses.

f. ***Equity in associates*** – An associate is an entity over which the Company has significant influence, neither single nor joint control, through its participation in the operating policy and decisions of the investee. Usually, this power is represented by a direct or indirect participation equal or higher than 20% of the voting rights of the investee.

The following companies over which the Company has 20% or more of the voting rights are not considered as associated to the Group:

Company	Voting rights %	Why it is not considered as an associate
Agroindustrial Mandioca, C.A.	20	The Company does not have significant influence over the associate's operations.
Corporación Forestal Orinoco, C.A.	33	The Company does not have significant influence over the associate's operations.
Fibras Secundarias, S.A.	33	The Company does not have significant influence over the associate's operations.
Central Cariaco	25,62	The Company does not have significant influence over the associate's operations.

Equity in joint businesses – A joint business is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to join control. Joint business arrangements that involve the establishment of a separate entity in which each party has an interest are referred to as jointly controlled entities. Profits and losses are eliminated based on the Company's interest in the joint business, except for unrealized losses that provide evidence of impairment of the allocated asset.

In conformity with IAS 31, the Company decided to value entities considered as joint business using the equity method.

g. ***Property, plant, and equipment*** – Property, plant and equipment are recorded at cost less depreciation and any impairment loss recognized. Depreciation is calculated using the straight-line method based on the remaining useful life determined by the Company.

Replacement or renewals of full items that extend the assets' useful lives or their economic capability are recorded as the asset's higher amount including the subsequent accounting disposal of the renewed or replaced items. Regular maintenance, safeguarding, and repair expenses are charged to income as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the different assets, as shown below, considering that the lands over which buildings and other constructions are built have an indefinite useful life and accordingly they are not subject to depreciation:

	Years
Buildings	20-40
Machinery and equipment	10-50
Vehicles	3-6
Furniture, fixtures, and other	3-5

In accordance with 2006's new events, the Company evaluated the economic benefits expected from certain assets, which originated changes in their useful life.

The Company's management considers that the book value of assets does not exceed their recovery value.

Interest expenses directly charged to the acquisition, construction or production of qualified assets for which a substantial period of time is required for its use or sale are added to the cost of such assets until they are substantially prepared for use. Income from investments obtained through the short-term investment of specific loans not invested in such assets is deducted from interest expenses subject to capitalization.

Income obtained from the sale or disposal of property, plant, and equipment is determined through the difference between benefit obtained from the asset's sale and book value, which is recognized in income for the period.

h. ***Long-lived assets*** – The Company reviews the carrying amount of its long-term assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). If the recoverable value of an individual asset may not be estimated, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher between an asset's fair value less cost to sell and its value of use. In assessing value of use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market valuations with respect to the temporary value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount, and an impairment loss is immediately recognized as an expense.

An impairment loss may be subsequently reversed and recorded as income for the period until the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in previous years.

i. ***Operating leases*** – Leases are classified as operating leases whenever the terms of the lease do not substantially transfer all the risks and rewards of ownership to the lessee, i.e. they remain in the lessor.

The Company has entered into lease agreements as a lessor. Leased assets are presented in property, plant and equipment. These assets are amortized in accordance with the policies adopted for similar assets for own use, and revenues from lease agreements are recognized based on the agreement terms, which approximate the straight-line method set forth in IAS 17.

Payments derived from operating lease contracts where the Company acts as a lessor are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent payments are expensed in the period in which they are incurred.

j. ***Transactions in foreign currency*** – The Company's functional currency is the Venezuelan bolivar. Consequently, transactions stated in currencies other than the bolivar are considered as "foreign currency transactions", and recorded in bolivars using the exchange rates applicable at the transaction date. Balances in foreign currency are adjusted at the year-end official exchange rate in bolivars. The resulting exchange differences are recorded in the statement of income. Exchange differences on monetary items receivable from or payable to foreign subsidiaries and joint businesses, for which settlement is neither planned nor likely to occur in the foreseeable future, which form part of the net investment of the foreign entity, are recognized in the consolidated financial statements as an integral part of the accumulated result from translation of subsidiary and joint businesses until disincorporation of the corresponding entity.

k. ***Inventories*** – Inventories are stated at the lower of acquisition or production cost or net realizable value. Costs comprise direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. During low-production periods, where idle capacity exists, the amount of overheads charged to each production unit does not increase due to these circumstances. During abnormally high-production periods, the amount of overheads charged to each production unit decreases, so inventories are not estimated over their actual cost.

Trade discounts, and rebates, and other similar items are deducted upon purchase price determination.

Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Inventories of spare parts are measured using the weighted average method and recognized in income for the period as consumed. Such inventories are presented in the consolidated financial statements at assumed cost, which does not exceed their recovery value. The assumed cost is equivalent to the acquisition cost less recognized obsolescence losses determined by the Company over the basis of a technical appraisal.

l. ***Financial assets*** – Investments are recognized and written-off by using the accounting method at the transaction date, recognizing at that date: a) the asset to be received and the liability to be paid, and b) the write-off of the asset to be sold, the recognition of the eventual result from the sale or disposal through any other means, and the recognition of an item receivable from the purchaser. Financial assets and liabilities are initially recognized at their fair value plus the costs of the transaction directly attributable to their purchase, except for those classified at fair value through profit or loss, which are initially recognized at their fair value.

Financial assets maintained by the Company are classified as follows:

- Loans and accounts receivable generated by the company: financial assets originated by the company in exchange for cash, goods or services supply to debtors.

- Available-for-sale financial assets include securities acquired with the intention to negotiate or as held-to-maturity investment. They are stated at fair value and changes are recognized in income over the term specified in IAS 39.

Financial assets are classified as financial assets at fair value through profit or loss, when they are classified as trading or when upon initial recognition they are designated by the Company as at fair value through profit or loss.

A financial asset is classified as trading if it is:

- acquired principally for the purpose of selling it in the near term;

- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

- a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial asset other than those held for trading might be classified as financial assets at fair value through profit or loss if:

- it eliminates or significantly reduces a measurement or recognition inconsistency; or

- a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Company's key management personnel; or

- it forms part of a contract containing one or more embedded derivatives, and IFRS permit the entire combined contract to be designated as a financial asset or liability at fair value through profits or losses.

The financial asset at fair value through profit or loss is presented at fair value. A gain or loss on a financial asset classified as at fair value through profit or loss is recognized in the income statements for the period as generated. Recognized gains and losses include any dividend or interest earned from such financial assets.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These investments are stated at amortized cost, using the effective interest method less any recognized impairment loss, recognizing the income in the corresponding period.

The available-for-sale investments are those non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. Available-for-sale financial assets are measured at their "fair value". Profits and losses from variations in fair value are directly recognized in stockholders' equity except for impairment loss, interests calculated as per effective interest rate method and exchange gains/losses, which are directly recognized against income for the period. Upon asset sale or impairment, cumulative gains or losses previously recognized in the equity are included in the income statement for the period. Dividends on available-for-sale equity instruments are recognized in the income statement when the Company's right to receive payment is established.

Trade accounts receivable, loans and other non-derivative accounts receivable with fixed or determinable payments that are not quoted in an active market are classified as loans and accounts receivable. These items are stated at amortized cost, using the effective interest method less any recognized impairment loss. Interest income is recognized by using an effective interest rate, except for short-term accounts receivable the recognition of which is not significant.

The fair value of a financial instrument at a specific date is the amount at which this asset could be purchased or sold between two interested parties and in mutual independence terms through free and reasonable procedures. The most usual and objective reference of fair value of a financial instrument is the price payable at an organized, transparent and profound market ("quotation price" or "market price"). If this price cannot be reasonably and reliably estimated for a specific financial instrument, its fair value is estimated at the price set out in recent transactions of similar instruments or at its current value discounted from future cash flows (collections or payments), thus applying a market interest rate for similar financial instruments (same term, currency, interest rate, and equivalent risk qualification).

Held-to-maturity investments and loans and accounts receivable maintained by the Company are measured at their "amortized cost," thus recognizing in income accounts interests income in accordance with the effective interest rate (TIR). Amortized cost is understood as the initial cost less the principal collections plus/less accumulated amortization of the difference between initial and held-to maturity amounts, thus considering potential reductions for impairment or non-payment.

The effective interest rate is the updating rate equivalent to the value of a financial instrument and total estimated cash flows for all concepts along its remaining life. For fixed-interest rate financial instruments, the effective interest rate matches the contractual interest rate set forth at acquisition date, plus, where applicable, commissions that due to their nature, may be considered as an interest rate. For variable interest rate financial instruments, the effective interest rate matches the current yield rated for all concepts until the first review of the referential interest rate type to be considered.

m. ***Cash and cash equivalents*** – Cash and cash equivalents include cash in banks and investments in time deposits due in three months or less.

n. ***Classification of current and noncurrent financial assets*** – In the accompanying consolidated balance sheets, financial assets are classified based on due dates, i.e. current assets are due in twelve months or less and noncurrent are due over twelve months.

o. ***Bank loans, obligations, commercial papers and unsecured bonds*** – Loans, obligations, commercial papers and unsecured bonds are recorded at amortized costs. Financial expenses, including premiums payable upon liquidation or reimbursement and direct issuance costs are recorded in income accounts using the effective interest rate method and added to the carrying amount of the instrument to the extent these are not liquidated during the period where originated.

p. ***Classification of current and noncurrent liabilities*** – In the accompanying consolidated balance sheets, liabilities are classified based on their due dates, i.e. current liabilities are due in twelve months or less and noncurrent liabilities are due over twelve months.

q. ***Accrual for severance benefits*** – Accrual for severance benefits comprises all the liabilities related to the workers' vested rights according to the Labor Law. Seniority indemnities are calculated and recorded in conformity with Venezuelan Labor Laws and the collective bargaining agreement in effect.

Under the current Labor Law, employees earn a severance indemnity equal to five- day salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed three (3) months of continuous service. From the second year of service, the employees earn an additional two-day salary per year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary. Severance benefits must be funded and deposited monthly in either an individual or severance benefits trust, or accrued in the employer's accounting records, as specified in writing by each employee. If severance benefits are kept in the employer's accounting, this is liable to pay interests on owed amounts, which are monthly established by the Central Bank of Venezuela. During the years 2008 and 2007, the average annual interest rates were 19.44 % and 13.68 %, respectively.

In case of unjustified dismissal or involuntary termination, employees have the right to an additional indemnity of one-month salary per year of service up to a maximum of 150 days' current salary. Furthermore, in case of involuntary termination the Law establishes payment of an additional severance benefit up to a maximum of 90 days current salary based on length of employment.

r. ***Provisions*** – At the time of preparing the consolidated financial statements, management establishes distinctions between:

- *Provisions* – Accruals to cover present obligations at the date of the consolidated balance sheet arising from past events, which may derive in equity prejudices to the Company, defined regarding their nature, but undefined regarding their amounts and /or payment dates,

- *Contingent liabilities* – possible obligations arising from past events, the materialization of which is subject to the occurrence of one or more future events regardless of the entity's intention.

The Company's consolidated financial statements include all significant provisions regarding which payment of the liability is probable (more likely than not). Contingent liabilities are not recognized in the consolidated financial statements, but related information is provided therein, in conformity with IAS 37 (See Notes 13 and 22).

Provisions are quantified considering the best available information on the consequences of the events that originated them and are restated upon each accounting closing. Provisions are used to cover specific obligations for which they were originally recognized, thus leading to their full or partial reversal when such obligations cease to exist. As of December 31, 2008 and 2007, the Company's management has not recorded significant provisions that should be disclosed in the consolidated financial statements at those dates.

s. ***Financial liabilities and stockholders' equity*** – Financial liabilities and equity instruments are classified in conformity with the contractual agreements entered into and considering the economic substance. An equity instrument is a contract that represents a residual participation in the Company's stockholders' equity once all liabilities are deducted.

The financial liabilities maintained by the Company are classified as financial liabilities at fair value through profits or losses or as other financial liabilities.

Financial liabilities are classified as financial assets at fair value through profit or loss, when classified as trading or, designated by the Company upon initial recognition as at fair value through profit or loss.

A financial liability is classified as trading if it is:

- incurred principally for the purpose of repurchasing it in the near term;

- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

- a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial liability other than those held for trading might be classified as financial liabilities at fair value through profit or loss if:

- it eliminates or significantly reduces a measurement or recognition inconsistency; or

- a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Company

- it forms part of a contract containing one or more embedded derivatives, and IFRS permit the entire combined contract to be designated as a financial asset or liability at fair value through profits or losses.

The financial liability at fair value through profit or loss is presented at fair value. A gain or loss on a financial asset classified as at fair value through profit or loss is recognized in the income statements for the period as generated. Recognized gains and losses include any dividend or interest earned from such financial liabilities.

Other financial liabilities, including loans, are initially recognized at their fair value, net of the costs of the transaction directly attributable to their issuance. Subsequently, these liabilities are recorded at amortized cost, using the effective interest method, recognizing the expense in the corresponding period.

t. ***Proceedings and/or claims in course*** – By the end of 2008, certain claims and legal proceedings were filed against the Company during the normal course of its business activities. According to management and its legal counsels, the outcome of such proceedings and claims will not have a significant effect on current and future consolidated financial statements.

u. ***Revenue recognition*** – Revenue is measured at the fair value of the consideration received or receivable, derived thereof.

Revenues from the sale of finished and other products are recorded if all of the following conditions are met:

- the Company has transferred to the purchaser any significant risks and advantages derived from the ownership of goods;
- the Company keeps no implication as to the current management of goods sold, to the extent normally related to the ownership, or retains effective control thereon;
- the amount of revenues may be reliably measured;
- the Company is likely to obtain economic benefits relating to the transactions; and
- costs incurred or to be incurred in relation to the transaction may be reliably measured. Sales are reported net of estimated returns, promotions granted, cash discounts, and any other discount granted.

Revenues from operating leases are recognized on a monthly basis based on the contract terms.

Interest income is accrued on a periodical basis considering the capital outstanding balance and the applicable effective interest rate.

Revenues from investment dividends are recognized upon establishing the stockholders' rights to receive such payments.

v. ***Advertising expenses*** – Advertising expenses are recorded in the statement of income as incurred.

w. ***Expense recognition*** – Expenses are recognized in income when there is a decrease in the future economic benefits related to decrease in an asset or increase in a liability that may be reliably measured. This implies that the recording of an expense is parallel to the recording of the increase in liability or decrease in asset.

Expenses are recognized on an immediate basis when a disbursement does not generate future benefits or does not comply with the requirements to be recorded as an asset.

x. ***Offsetting of balances*** – Debtor and creditor account balances are offset between themselves and subsequently presented in the consolidated balance sheet at their net amount, provided that they result from transactions that contractually or under legal provisions contemplate the possibility of offsetting and are intended to be settled at their net amount or realize the asset and simultaneously pay the liability.

y. ***Income taxes*** – The provision for income taxes represents the sum of the estimated current income tax payable and deferred income taxes.

Current income taxes are determined by applying the income tax rate set forth under the current tax legislation to net taxable income for the year.

Deferred tax assets and liabilities are determined by applying the tax rates established and decreed by the current tax law at balance sheet date.

Deferred tax assets and liabilities include temporary differences identified as amount to be paid or recovered due to differences between the carrying amounts of assets and liabilities and their tax value, as well as tax credits, discounts and unutilized tax losses.

Deferred tax assets identified as temporary differences are only recognized provided there is a probability that the Company will have enough tax benefits in the future to make them effective and that these do not arise from initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither tax nor accounting results.

Recorded deferred tax assets and liabilities are reviewed every year to verify their effectiveness, thus making the corresponding amendments based on the results from the analyses performed. Deferred tax asset is reduced through a valuation allowance of the amount estimated to be realized in the future.

z. ***Net basic and diluted earnings per share*** – Net basic earnings per share have been calculated by dividing net income for the year by the weighted average outstanding shares issued per year (See Note 8). Net basic and diluted earnings per share are the same for all periods presented, since the Company does not have potential dilutive instruments. For the year ended December 31, 2008, common outstanding shares issued amount to 229,410,000; and as of December 31, 2007, the weighted average outstanding shares issued amount to 2,035,934,496.

2. PROPERTY, PLANT AND EQUIPMENT

During the years ended December 31, 2008 and 2007, property, plant and equipment are as follows:

	Land and buildings	Machinery and equipment	Furniture, vehicles and equipment	Works in progress	Total
COST:					
As of December 31, 2006	89,282,907	380,267,127	9,338,291	2,272,480	481,160,805
Additions	470,026	-	-	2,250,454	2,720,480
Withdrawals	-	(71,098)	(125,430)	-	(196,528)
Transfers	225,361	2,095,742	121,579	(2,442,682)	-
As of December 31, 2007	89,978,294	382,291,771	9,334,440	2,080,252	483,684,757
Additions	24,096	53,611	680,344	10,779,559	11,537,610
Sales	-	-	(865,653)	-	(865,653)
Transfers	432,800	7,137,511	-	(7,570,311)	-
As of December 31, 2008	90,435,190	389,482,893	9,149,131	5,289,500	494,356,714
ACCUMULATED DEPRECIATION:					
As of December 31, 2006	(11,143,411)	(53,291,654)	(3,211,044)	-	(67,646,109)
Charges for the year	(2,436,833)	(14,248,104)	(1,527,959)	-	(18,212,896)
Withdrawals	-	33,931	97,322	-	131,253
As of December 31, 2007	(13,580,244)	(67,505,827)	(4,641,681)	-	(85,727,752)
Charges for the year	(2,488,686)	(14,448,759)	(999,923)	-	(17,937,368)
Sales	-	-	496,939	-	496,930
As of December 31, 2008	(16,068,930)	(81,954,586)	(5,144,675)	-	(103,168,191)
Total as of December 31, 2008	74,366,260	307,528,307	4,004,456	5,289,500	391,188,523
Total as of December 31, 2007	76,398,050	314,785,944	4,692,759	2,080,252	397,957,005

The Company has formalized insurance policies to cover potential risks to which different elements such as property, plant and equipment are exposed, as well as potential claims that might arise in the course of its business operations, in the understanding that such policies sufficiently cover the risks to which these are exposed.

As of December 31, 2008 and 2007, property, plant and equipment temporarily idle amount to Bs. 3,382,008 and Bs. 5,225,000, respectively.

As of December 31, 2008 and 2007, leased assets amount to Bs. 19,498,974 and Bs. 19,807,637, respectively (see Note 17).

As of December 31, 2008 and 2007, the Company maintains assets amounting to Bs. 6,060,281 and Bs. 6,974,191, respectively, corresponding to property, plant and equipment of the foreign subsidiary.

3. EQUITY IN ASSOCIATES AND JOINT BUSINESSES

As of December 31, equity in associates and joint businesses are as follows:

	2008	2007
Equity in associates and joint businesses	3,459,354	4,769,358

Equity in associates

As of December 31, equity in associates is as follows:

	%	2008	2007
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – impairment losses		(3,515,345)	(3,515,345)
		-	-

To the date of this report, the Company does not have updated financial information of these companies.

The Company has created an impairment provision equivalent to the carrying amount of the investment. The Company has no obligation to provide financial support to such entities.

Equity in joint businesses

As of December 31, equity in joint businesses is as follows:

	%	2008	2007
Simco Recycling Inc.	50	-	-
Manpa Centroamérica, C.A.	50	3,459,354	4,769,358
		3,459,354	4,769,358

As of December 31, 2008 and 2007, participation in net (losses) or income of investments recorded using the equity method, included in the Company's consolidated undistributed earnings, amount to Bs. (1,310,004) and Bs. 802,404, respectively.

During the years ended December 31, 2008 and 2007, the Company performed an equity analysis of it equity in the joint businesses with Simco Recycling Inc.; as a result thereof, it considered reducing such participation until accumulated losses reach their investment amount in such business.

The most recent condensed combined financial statements of the aforementioned companies are summarized as follows:

	2008	2007
Current assets	11,455	13,760
Total assets	13,675	17,749
Current liabilities	13,299	14,938
Stockholders' equity	21	2,445
Total liabilities and stockholders' equity	13,675	17,749
Net sales	19,882	21,550
Operating income	589	1,065
Net income	881	1,356

The aforementioned companies are not involved in claims, trials and extrajudicial actions that may originate contingent liabilities.

4. INVENTORIES

As of December 31, inventories are as follows:

	2008	2007
Raw materials	40,733,131	22,369,698
Inventories in transit	35,192,411	28,480,550
Finished products	22,986,126	15,347,715
Products in process	426,605	341,161
	99,338,273	66,539,124
Spare parts	12,927,129	19,193,754
Less – allowance for obsolescence	(2,738,298)	(4,755,584)
	10,188,831	14,438,170
Total inventories – net	109,527,104	80,977,294

Management estimates that inventories will be realized or used in the short-term; however, one portion of spare parts inventories may be used in more than one period.

For the years ended December 31, the allowance for obsolescence is as follows:

	2008	2007
Beginning balance	(4,755,584)	(3,381,920)
Allowance	-	(1,373,664)
Write-offs	2,017,286	-
Ending balance	(2,738,298)	(4,755,584)

5. NOTES AND ACCOUNTS RECEIVABLE - NET

As of December 31, notes and accounts receivable are as follows:

	2008	2007
Trade	114,642,782	77,412,693
Related companies (Note 18)	15,292,927	12,153,725
Employees	3,722,281	1,653,250
Sundry debtors	1,313,299	1,137,736
Prepaid income taxes	439,890	1,095,323
VAT – paid in excess	13,763,127	18,975,571
VAT credit – Net to be offset	1,386,022	1,683,824
Guarantee deposits	8,473,746	6,586,270
	159,034,074	120,698,392
Less – allowance for doubtful accounts	(518,037)	(507,505)
	158,516,037	120,190,887

The average credit period granted to local clients ranges between 30 and 90 days, and between 1 and 180 days for export clients.

As of December 31, trade accounts receivable include past-due balances for which no allowance for doubtful accounts have been established since the credit experience is not considered to have changed significantly, and according to the Company's management the related amounts continue to be considered as recoverable. The Company does not maintain guarantees on these balances pending collection, which reflect an average aging of 0 and 60 days as of December 31, 2008 and 2007, respectively. The aging of these balances is summarized as follows:

	2008	2007
Between 0 and 60 days	17,409,907	14,436,753
Between 61 and 90 days	36,546	1,012,695
Between 91 and 120 days	657,724	-
Over 120 days	55,079	-
	18,159,256	15,449,448

The Company maintains an allowance for doubtful accounts at a level that is considered by management as in line with the potential risk of bad debts. Aging of accounts receivable and clients' conditions are constantly monitored to ensure fairness of the allowance in the consolidated financial statements.

During the years ended December 31, the allowance for doubtful accounts is as follows:

	2008	2007
Beginning balance	(507,505)	(1,014,483)
Provision	(10,532)	(69,406)
Write-offs	-	576,384
Ending balance	(518,037)	(507,505)

The Company's management considers that the carrying amount of trade debtor accounts and other accounts receivable approximate their fair value. Reversal of the allowance is based on new estimates regarding provisioned doubtful accounts.

6. AVAILABLE-FOR-SALE INVESTMENTS

As of December 31, short-term available-for-sale investments are as follows:

	2008	2007
Available-for-sale investments and shares	117,071	117,071
Available-for-sale bonds	-	10,973
	117,071	128,044

Available-for-sale investments and shares

As of December 31, available-for-sale investments and shares are as follows:

	2008	2007
Investment portfolio	83	83
Shares in:		
Central Portuguesa, S.A.	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	116,988	116,988
Corporación Forestal Venezuela, C.A.	47,817	47,817
	519,321	519,321
Less – valuation allowance	(402,333)	(402,333)
	117,071	117,071

Unrealized result from investments

	2008	2007
Available-for-sale investments and shares	82,793	(672,675)

7. CASH AND CASH EQUIVALENTS

As of December 31, cash and cash equivalents are as follows:

	2008	2007
Cash and due from banks	42,323,953	11,159,753
Bank placements	2,150	2,150
	42,326,103	11,161,903

8. STOCKHOLDERS' EQUITY

Capital stock

As of December 31,2008 and 2007, the Company's capital stock amounts to Bs. 22,941,000 represented by 229,410,000 common shares of Bs. 0.10 each, fully registered and paid, recorded before the competent authorities, and Bs. 46,692,596 for capital restatement, stated in constant bolivars as of December 31, 2001, in accordance with note 1c.

On November 25, 1996, the Board of Directors decided to declare share dividend amounting to Bs. 34,816,345 (stated in constant bolivars as of December 31, 2001) with charges to the net restated balance account for future capital increases arising from the clearing of capital restatement accounts, result from exposure to inflation (REI) and undistributed earnings in 1996, in conformity with Technical Publication Number 14 (TP 14) issued by the Federation of Public Accountants of Venezuela, thus issuing 1,147,004,712 new common shares with nominal value of Bs. 0.01 each. In accordance with the Venezuelan Securities and Exchange Commission, this capital increase was distributed as dividends to the stockholders recorded in the stockholders' book on January 2, 1997, in order to be duly granted and effective January 16, 1997.

At a Stockholders' Meeting held on February 14, 2002, the reclassification of the equity account "Net restated balance for future capital increases" to "Net restated balance of undistributed earnings used for payment of share dividends of the Company and its subsidiaries" was approved by the Venezuelan Securities and Exchange Commission pursuant to Communication N° CNV-OP-033, dated February 4, 2002.

At Extraordinary Stockholders' Meeting held on November 14, 2007, an increase of Bs. 906 of the Company's capital stock was approved by the issuance of 90,576 shares, with a nominal value of Bs. 0.01 each. The capital was registered and paid by a single stockholder, generating a premium of Bs. 13,405. Likewise, a change in the nominal value of the shares that comprise the social capital of the Company from Bs. 0.01 to Bs. 0.10 each was approved, and as result therefrom, the reduction of the existing shares to facilitate the conversion of the capital stock to strong bolivars (See Note 1b).

Legal reserve

The Commercial Code sets forth a provision of 5% of companies' net income for establishing the legal reserve, until it reaches at least 10% of capital stock. This reserve cannot be distributed as dividends.

Pursuant to the requirements set forth in Communication N° CNV-DCOP-165 dated November 12, 2001, as of December 31, 2008 and 2007 the legal reserve fully belongs to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cumulative translation gain or loss of foreign subsidiary and joint businesses

As of December 31, the cumulative translation gain or loss of foreign subsidiary and joint businesses is as follows:

	2008	2007
Subsidiary:		
Vencaribbean Paper Products, Ltd.	(347,673)	(347,673)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	829,702
Simco Recycling Inc.	(275,721)	(275,721)
	206,308	206,308

During the year ended December 31, 2008 and 2007, the cumulative translation gain or loss of foreign subsidiary and joint businesses presents no variations.

Cash dividends (in historical values at the date of operation)

According to article 112 of the Capital Market Law, the companies that make public bid of their shares shall establish in their bylaws the policy of dividends so that investors be informed on the matter. The stockholders' meeting shall decide the amounts, frequency and the form of payment of the dividends. Likewise, it may decree extraordinary dividends in the form and manner they consider convenient.

According to the aforementioned law, the Company must distribute among its shareholders at least 50% of the net profits obtained in each period after income taxes and the deduction of the legal reserves. From this percentage, at least 25% must be distributed in cash. In case the Company presents an accumulated deficit, the profits should be destined to offset said deficit and the surplus shall be distributed in the way aforementioned.

Article 16 of the Company's bylaws mentions the terms set forth in Article 112 of the Capital Market Law when it states the following: "The stockholders' meeting shall decide the amounts, frequency and the form of payment of the dividends. Likewise, it may decree extraordinary dividends in the form and manner they consider convenient. The dividends to be distributed among its shareholders should be at least 50% of the net profits obtained in each period after income taxes and the deduction of the legal reserves. From this percentage, at least 25% must be distributed in cash. In case the Company presents an accumulated deficit, the profits should be destined to offset said deficit and the excess shall be distributed in the way aforementioned. When the profits obtained in the corresponding period are lower than the percentage of the paid capital determined by the Venezuelan Securities and Exchange Commission, Article 116 of the Capital Market Law shall be applied. The stockholders' meeting shall decide the amount and opportunity of payment of the dividends, but may delegate to the Board of Directors the setting of the date of payment of the dividends". In this sense, Article 116 of the aforementioned law establishes that profits of the period resulting lower than the percentage of paid capital must be destined to an increase in capital until the satisfaction of the referred to percentage.

At a Stockholders' Meeting held on April 18, 2008, it was decided to declare cash dividends of Bs. 0.15 per share for a total of Bs. 34,411,500. Likewise, at a Stockholders' Meeting held on October 2, 2008, it was decided to declare an extraordinary cash dividend of Bs.0.25 per share, for a total of Bs. 57.352.500.

At a Stockholders' Meeting held on April 27, 2007, it was decided to declare cash dividends of Bs. 0.12 per share for a total of Bs. 27,528,113. Likewise, at a Stockholders' Meeting held on October 26, 2007, it was decided to declare an extraordinary cash dividend of Bs. 0.22 per share for a total of Bs. 50,468,207.

Retained earnings

Pursuant to the partial amendment to the standards for the preparation of the financial statements of the companies subject to the control of the Venezuela Securities and Exchange Commission dated March 25, 1997, the Company must disclose retained earnings and income for the period of the parent company and retained earnings of its subsidiaries. As of December 31, 2008 and 2007, the retained earnings and accumulated deficit of the subsidiaries included in retained earnings amount to Bs. 6,351 thousand and Bs. 100 thousand, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA), S.A.C.A. amount to Bs. 152,673 thousand and Bs. 214,318 thousand, respectively, as of December 31, 2008 and Bs. 39,066 thousand and Bs. 155,663 thousand, respectively, as of December 31, 2007.

Pursuant to the requirements set forth in Communication N° CNV-DCOP-165 dated November 12, 2001, as of December 31, 2008 and 2007 the net earnings include Bs 42,630 thousand and Bs. 16,717 thousand of income tax expenses from the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996, the US Securities Exchange Commission authorized the American Depositary Receipt (ADR) Program, Level 1, for MANPA. ADRs are negotiated in the "Over-the-counter" market under the "MUPAY" symbol, and each ADR represents 5 ordinary shares of Manufacturas de Papel, C.A. MANPA, S.A.C.A. El Citibank, N.A. acts as depositary bank. As of December, 2008 and 2007, the number of outstanding ADR is 25,041,585 and 24,693,083, respectively.

9. CONTROL OVER FOREIGN INVESTMENTS (SIEX)

The Company is 73.69% owned by foreign investors.

The current legal system on foreign investments contemplates, among others, the following:

a. Foreign investors have the same rights and obligations as local investors.

b. Income from foreign investors may be remitted abroad without limitations.

c. Technology contracts for the use and development of patents and trademarks are to be registered with SIEX within sixty (60) days upon signature of the contracts.

As of December 31, 2008, the registry of the foreign investment issued by SIEX shows a foreign participation of Bs. 16,905,223 as of January 29, 2008.

10. ISSUANCE OF UNSECURED BONDS

As of December 31, 2008, the issuance of unsecured bonds, based on the issuing currency and its interest rate is as follows:

	Issuance outstanding value	**Annual interest rate (%)**
Bolivars:		
Variable interest, placed at par value in 2008	12,500,000	19.24
Fixed interest for 6 months, placed at par value in 2008	50,000	24.00

For the year ended December 31, 2008, the movement on the issuance of unsecured bonds is as follows:

	2008	**2007**
Beginning balance	34,200,000	-
Issuances	12,550,000	34,200,000
Ending balance	46,750,000	34,200,000
Less - Current portion	(9,340,000)	-
	37,410,000	34,200,000

Outstanding debenture bonds issued are comprised of four (4) 2007 year series, maturing on September 24, 2011; October 1, 2011; October 26, 2011 and February 8, 2012; and one (1) 2008 year series maturing on November 28, 2011. Debenture bonds corresponding to Issuance 2007-I will be redeemed through ten (10) quarterly due equal and consecutive payments for an amount equivalent to ten percent (10%) of capital, from the seventh quarter counted from the beginning date of the public offering for each series. Issue 2008-I bonds will be fully redeemed after two (2) years counted from the beginning date of the public offering for each series.

Issuance 2007-I 4 series debenture bonds issued during 2008 have an annual variable interest rate of 19.24% that will be reviewed on a quarterly basis and must be equivalent to 85% of the annual average weighted interest rate in the local market for lending transactions agreed by the main six commercial and universal banks with higher volume of deposits, published by the Central Bank of Venezuela in semi-annual indicators bulletin; and Issuance 2008-I 1 series bonds issued during 2008 maintain an annual fixed interest rate of 24% for a six (6) month period, which will remain invariable until the end of the fixed interest period, and from that date on, a variable interest rate will be applied; this variable rate will be equivalent to 90% of the annual average weighted interest rate in the local market for lending transactions agreed by the main six commercial and universal banks with higher volume of deposits, published by the Central Bank of Venezuela in semi-annual indicators bulletin.

Debenture bonds issued during 2007, maintain an interest rate that will be reviewed on a quarterly basis and shall be equivalent to 70% for series 1 and 2, and 75% for series 3, of the annual average weighted interest rate in the local market for lending transactions agreed by the six main commercial and universal Banks with a higher volume of deposits published by the Central Bank of Venezuela in semi-annual indicators bulletin.

11. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

Issuance of commercial papers

As of December 31, issuance of commercial papers based on the issuing currency and its interest rate is as follows:

	Issuance outstanding value	Annual interest rate (%)
Bolivars:		
Fixed interest	14,000,000	20.86

For the years ended December 31, issuance of obligations and commercial papers is as follows:

	2008	2007
Beginning balance	10,925,263	11,396,409
Issuances	35,991,500	24,252,400
Amortizations	(32,916,763)	(24,983,600)
Net interests	(915,562)	260,054
Ending balance	13,084,438	10,925,263

Outstanding commercial papers issued are composed of two (2) series which are due on March 31, 2009 and June 2, 2009.

During the years ended December 31, 2008 and 2007, issuances of commercial papers generated discounts in placements of Bs. 2,792 thousand and Bs. 699 thousand, respectively.

Short-term loans

As of December 31, short-term loans are as follows:

	2008	2007
Loans received from local banks in bolivars at variable interest rates with monthly amortizations and due in 30 renewable days.	34,377,456	15,255,518

As of December 31, 2008 the Company maintains lines of credit with different financial institutions for Bs. 196,900,000, and cash for Bs. 158,785,889, net of current letters of credit (See Note 22), which may cover any future commitment of the Company.

The average interest rate from the aforementioned loans ranged between 18% and 24% for the year 2008 and 14% and 17% for the year 2007.

12. INCOME TAXES

Consolidated fiscal group

Pursuant to the current tax legislation, companies belonging to the consolidated group file their tax returns on an individual basis.

Income tax expense

The income tax expense as of December 31 is as follows:

	2008	2007
Estimated current income tax	44,040,043	16,257,028
Less:		
Tax credit for investments in property, plant and equipment and other credits	(792,530)	(531,204)
Total current income tax	43,247,513	15,725,824
Adjustments recognized during current year relating to prior year current income taxes	(629,903)	1,190,992
Deferred income taxes from temporary differences	(3,742,558)	(11,535,326)
	38,875,052	5,381,490

In conformity with such legislation, taxpayers subject to income taxes that carry out transactions with foreign related companies must determine their income from exports, and costs for goods and services from foreign related companies, in accordance with certain methods set forth in such legislation. Management conducted the transfer pricing study required to document such foreign transactions, and it did not reflect important differences in regard to the amounts included for determining the net taxable income for the year ended December 31, 2007. The Company is in the process of performing the transfer pricing study required for documenting the aforementioned foreign transactions for the period ended December 31, 2008. In the opinion of management and its legal counsels, differences regarding the amounts included for the determination of net taxable income for the year ended December 31, 2008, will not be significant.

During the years ended December 31, 2008 and 2007, the effective income tax expense rate differs from the tax rate applicable to income before taxes. This difference is due to permanent items related to the determination of the taxable income, the effects of which on the applicable tax rates are summarized as follows (in percentages over income before taxes):

	2008		2007	
	Bs.	%	Bs.	%
Tax and tax rate applicable to book income	53,244,952	34.00	16,394,571	34.00
Effect on book income from application of International Financial Reporting Standards	(2,383,157)	(1.52)	2,722,665	5.64
Deferred tax asset valuation allowance	11,562,809	7.38	8,463,980	17.55
Tax adjustment for inflation	(24,140,775)	(15.42)	(22,893,681)	(47.48)
Other nondeductible expenses	1,716,994	1.10	3,176,596	6.59
Other nontaxable income	(333,241)	(0.21)	(2,205,291)	(4.57)
Effect of investment tax credits in property, plant and equipment and other credits	(792,530)	(0.51)	(277,350)	(0.58)
Income tax expense and tax rate applicable to book income	38,875,052	24.82	5,381,490	11.15

The current legislation considers the annual calculation of a regular adjustment for inflation of its nonmonetary items and stockholders' equity, which is included in the reconciliation of the net taxable income as taxable or deductible item, as appropriate. With respect to property, plant and equipment and other similar assets, this regular adjustment for inflation is either depreciated or amortized over the remaining useful tax life of the respective assets. For inventories, this adjustment is considered in the cost of sale of products upon consumption or sale. The total regular adjustment for the year is determined through the algebraic sum of the various adjustments for inflation of each nonmonetary and stockholders' equity item.

Balances maintained with the Tax Administration

As of December 31, 2008 and 2007, income tax credit balances maintained with the Tax Administration amount to Bs. 33,662,266 and Bs. 8,728,831, respectively.

During March 2007, the Company obtained the approval for the repayment of withholdings reflected in their Account Balance supported and not deducted from the tax installments of the Value Added Tax, for approximately Bs. 3,600 thousand and Bs. 6,212.9 thousand, by Resolutions N° 0780066125 and N° 0780066127, respectively, both dated March 30, 2007 issued by National Integrated Service of Tax Administration (SENIAT). The aforementioned resolutions provide for the transfer of the amounts referred to above from their Account of Accrued and not Deducted VAT Withholdings to their Tax Credit Accounts, to be offset against the Income Tax Returns for Legal Entities corresponding to the tax period ended December 31, 2006 and the Estimated Income Tax Returns for Legal Entities corresponding to the tax period ended December 31, 2007, respectively.

During March 2007, the Company obtained the approval for the repayment of withholdings reflected in their Account Balance supported and not deducted from the tax installments of the Value Added Tax, for Bs. 450 thousand, by Resolution N° 0780066123 dated March 30, 2007 issued by National Integrated Service of Tax Administration (SENIAT). The aforementioned resolution provides for the transfer of the amount referred to above from their Account of Accrued and not Deducted VAT Withholdings to their Tax Credit Account of Turbogeneradores Maracay, C.A., a related company, to be offset against the Income Tax Returns for Legal Entities corresponding to the tax period of the related company ended December 31, 2006. The transfer of these tax credits was agreed by the parties for Bs. 423 thousand, generating a loss of Bs. 27 thousand recorded in the results of the period.

In July 2007, the Company requested before the National Integrated Service of Tax Administration (SENIAT) the recovery of the tax credits that they have with the Bolivarian Republic of Venezuela for withholdings in excess of Value Added Tax for a total amount of Bs. 14,907 thousand, given that the Value Added Tax withholdings turned out to be greater than the tax installment of the periods comprised between July 2006 and January 2007, which could not be deducted in the three following periods. The aforementioned tax credit will be used to offset, pursuant to article 49 of the Organic Tax Code, obligations from the Final Income Tax Returns generated during the tax period ended December 31, 2007. On November 5, 2008, scope writ 0022395 was submitted with the SENIAT in order to modify the amount and the recovery period requested; the amount initially requested was Bs. 14,907 thousand and covered the taxable periods from July 2006 to January 2007. Under this new writ, the requested amount is Bs. 12,896 thousand and corresponds to the period from July 2006 to December 2007.

In July 2007, the subsidiary Transportes Alpes, C.A. requested before the National Integrated Service of Tax Administration (SENIAT) the recovery of the tax credits that they have with the Bolivarian Republic of Venezuela for withholdings in excess of Value Added Tax for a total amount of Bs. 463.9 thousand, given that the Value Added Tax withholdings turned out to be greater than the tax installment of the periods comprised between August 2006 and January 2007, which could not be deducted in the three following periods. The subsidiary is taking all the necessary proceeds to obtain the approval of the transfer of the aforementioned credit to the tax credit account from Manufacturas de Papel, C.A. (MANPA), to be offset against the Income Tax corresponding to the period ended December 31, 2007. In May 2008, the SENIAT approved the recovery request submitted by the subsidiary Transporte Alpes, C.A. amounting to Bs. 463.9 thousand, corresponding to taxable periods between August 2006 and January 2007; this tax credit was assigned to Manufacturas de Papel, C.A. (MANPA) S.A.C.A., and offset with the payment of the estimated income tax return for fiscal period 2008.

Deferred income tax balances

As of December 31, 2008, deferred income tax assets and liabilities are composed as follows:

	Beginning balance	Charges to results	Ending balance
Temporary differences:			
Basis difference in property, plant and equipment	57,201,878	(13,997,008)	43,204,870
Income from leases over cash basis	101,815	277,046	378,861
Basis difference in cash and cash equivalents	-	4,614,509	4,614,509
Basis differences in investments	(5,041,420)	(1,172,528)	(6,213,948)
Basis differences in inventories	(25,652,632)	8,174,876	(17,477,756)
Provisions	(1,248,104)	(2,613,629)	(3,861,733)
Provisions and accruals (labor contributions)	(651,005)	(419,376)	(1,070,381)
	24,710,532	(5,136,110)	19,574,422
Losses and other tax credit carryforwards not utilized			
Tax loss carryforwards	(1,538,522)	79,593	(1,458,929)
	23,172,010	(5,056,517)	18,115,493
Deferred income tax asset valuation allowance	11,562,809	1,313,959	12,876,768
	34,734,819	(3,742,558)	30,992,261

As of December 31, 2007, deferred income tax assets and liabilities are composed as follows:

	Beginning balance	Charges to results	Ending balance
Temporary differences:			
Basis difference in property, plant, and equipment	67,819,342	(10,617,464)	57,201,878
Income from leases over cash basis	702,833	(601,018)	101,815
Basis differences in investments	(4,107,506)	(933,914)	(5,041,420)
Basis differences in inventories	(19,164,597)	(6,488,035)	(25,652,632)
Provisions	(476,228)	(771,876)	(1,248,104)
Provisions and accruals (labor contributions)	(405,994)	(245,011)	(651,005)
	44,367,850	(19,657,318)	24,710,532
Losses and other tax credit carryforwards not utilized			
Tax loss carry forwards	(1,192,104)	(346,418)	(1,538,522)
Tax credit carryforwards	(4,430)	4,430	-
	43,171,316	(19,999,306)	23,172,010
Deferred income tax asset valuation allowance	3,098,829	8,463,980	11,562,809
	46,270,145	(11,535,326)	34,734,819

Unrecognized deferred income tax assets

In conformity with current tax legislation, the Company can carry forward operating tax losses, other than losses from the tax adjustment for inflation for up to three (3) years subsequent to the period in which they were incurred. The deductible tax effect that is not offset with the adjustment for inflation can be carried forward up to the following year after it is incurred. During 2008, the consolidated subsidiary Transporte Alpes, C.A, utilized a tax loss carried forward from prior years for Bs. 1,119,372, thus generating a tax benefit of Bs. 380,586.

13. ACCOUNTS PAYABLE

As of December 31, accounts payable are as follows:

	2008	2007
Trade	59,252,880	85,981,426
Accrued liabilities	31,210,717	10,683,333
Other	8,178,149	4,624,941
Related parties (Note 18)	6,448,999	2,764,874
VAT from third parties - payable	1,095,299	1,035,823
Tax on financial transactions	-	9,795
	106,186,044	105,100,192

Trade and other accounts payable mainly include pending payment balances of trade purchases and related costs. The average credit period granted for import purchases ranges between advances and 120 days, and advances and 35 days for local purchases, respectively.

The Company maintains license agreements with different suppliers. As of December 31, 2008 and 2007, the Company has recorded in income Bs. 2,484,627 thousand and Bs. 2,359,594, respectively, for license use. These agreements provide, among other, for the following conditions:

a. Payment of a royalty percentage over net sales of license products.

b. Deductions allowed for the calculation of royalty fees include: sale returns based on the gross sale percentage established in these agreements, and tax on sales and volume discounts.

c. In case of delayed payment, interest at the highest rate allowed by Law shall be paid.

d. The licensee shall have the right to conduct audits of royalties paid and demand payment of pending royalties resulting from these audits, plus interest at the maximum rate allowed by Law. In case these audits generate missing payments, the licensee shall recognize the audit fees.

As of December 31, 2008, 90% of such agreements are past-due, and the Company's management has no intention of renewing these contracts.

The Company's management estimates that the carrying amount of trade accounts payables approximate their fair value.

14. REVENUES

As of December 31, revenues are as follows:

	2008	2007
Sales of goods	846,778,613	534,894,679
Income from leases	6,854,498	3,905,840
Income from services	3,001,447	1,936,491
	856,634,558	540,737,010

15. INCOME FOR THE YEAR

As of December 31, income for the year includes the following debit balances:

	2008	2007
Depreciation and amortization	17,937,368	18,212,896
Cost of inventories recognized in income	327,699,286	277,426,947
Employees' benefits	161,157,516	90,749,702

16. BUSINESS SEGMENT REPORTING

Segmentation criteria

Segment reporting is structured based on the Company's different business lines.

Main business segments

Business lines described below have been established based on the Company's organizational structure in effect at 2008's closing; considering the nature of products and services provided, and the client segments to which they are targeted.

During 2008 and 2007, the Company focused its operations in the following business lines:

Printing, writing and packaging paper – This business segment production is basically oriented to manufacturing Bond, Bristol, Register, MF and MG papers, among others. Commercialization is mostly made as final products such as bags, sacks, reams, small reams, notebooks, envelopes, and other products.

Tissue paper – The tissue paper plant produces different types of paper, which are converted into final products such as toilette paper and facial tissues at centers located in Maracay, Venezuela and Trinidad & Tobago.

Services and rentals – This business segment is basically oriented to maintenance of assets destined to surveillance services payment and rentals.

Corporate – Revenues and expenses that cannot be specifically allocated to any operating line or that result from decisions that have a global impact on the Company, among others, expenses originated from projects and activities affecting several business lines and revenues from strategic participations, are allocated to a "Corporate Unit", to which reconciling items are assigned arising from the comparison between the result of integrating the financial statements of the different business lines with the Company's consolidated financial statements. Costs incurred by the Corporate Unit are prorated through an internal distribution system over the different business lines.

Geographical segment

The groups' activities take place in the Venezuelan market, Central America and the Caribbean; however, this segmentation is not significant in terms of the consolidated financial statements given the amounts' magnitude.

Bases and methodology for business segment reporting

Segment reporting shown below is based on monthly reports prepared by each division and is automatically generated on a monthly basis.

Structure of this information is designed as if every business line were an autonomous business and had its own resources, distributed based on the risk of the assets assigned to each line, in accordance with an internal control for cost percentage distribution.

Segment information corresponding to these activities is as follows:

As of December 31, 2008

	Printing writing, and packaging paper	Tissue paper	Services and rentals	Eliminations	Total
Statement of income:					
Local sales	389,905,900	435,301,149	11,402,893	-	836,609,942
Export sales	5,281,667	14,742,949	-	-	20,024,616
Intersegment sales - local	-	-	18,098,555	(18,098,555)	-
Intersegment sales – export	133,544	1,004,750	-	(1,138,294)	-
Total revenues	395,321,111	451,048,848	29,501,448	(19,236,849)	856,634,558
Costs and expenses	325,491,742	311,175,675	23,968,090	(19,065,133)	641,570,374
Operating income	69,829,369	139,873,173	5,533,358	(171,716)	215,064,184
Equity in earnings or losses ofjoint businesses	-	-	-	-	(1,310,004)
Financial revenues	-	-	-	-	935,726
Financial expenses and other	-	-	-	-	(19,144,407)
Income before income taxes					195,545,499
Income after income taxes	-	-	-	-	156,670,447
Depreciation	8,440,739	8,002,134	1,494,495	-	17,937,368
Capital expenditures	3,007,432	7,059,617	735,022	-	10,802,071
Balance sheets:					
Assets:					
Segment assets	341,838,591	291,441,889	51,583,492	(27,054,588)	657,809,384
Corporate segment assets	-	-	32,025,052	-	32,025,052
Equity in associates	3,459,354	-	-	-	3,459,354
Undistributed corporate assets	-	-	15,562,869	-	15,562,869
Total consolidated assets	345,297,945	291,441,889	99,171,413	(27,054,588)	708,856,659
Liabilities:					
Segment liabilities	67,148,330	54,426,137	9,782,606	(27,054,588)	104,302,485
Corporate segment liabilities	-	-	59,517,667	-	59,517,667
Undistributed corporate liabilities	-	-	127,874,165	-	127,874,165
Total consolidated liabilities	67,148,330	54,426,137	197,174,438	(27,054,588)	291,694,317

As of December 31, 2007

	Printing writing, and packaging paper	Tissue paper	Services and rentals	Eliminations	Total
Statement of income:					
Local sales	257,561,849	255,381,960	6,554,928	-	519,498,737
Export sales	7,937,465	13,300,808	-	-	21,238,273
Intersegment sales - local	-	-	12,676,594	(12,676,594)	-
Intersegment sales – export	217,492	1,212,168	-	(1,429,660)	-
Total revenues	265,716,806	269,894,936	19,231,522	(14,106,254)	540,737,010
Costs and expenses	259,330,716	221,523,743	17,196,480	(13,813,529)	484,237,410
Operating income	6,386,090	48,371,193	2,035,042	(292,725)	56,499,600
Equity in earnings or losses ofjoint businesses	-	-	-	-	802,404
Financial revenues	-	-	-	-	850,632
Financial expenses and other	-	-	-	-	(9,877,969)
Income before income taxes	-	-	-	-	48,274,667
Income after income taxes	-	-	-	-	42,893,177
Depreciation	8,259,504	8,221,767	1,731,625	-	18,212,896
Capital expenditures	1,683,475	566,980	470,025	-	2,720,480

	Printing writing, and packaging paper	Tissue paper	Services and rentals	Eliminations	Total
Balance sheet:					
Assets:					
Segment assets	279,914,997	260,952,878	53,718,230	(24,662,066)	569,924,039
Corporate segment assets	-	-	-	-	34,278,422
Equity in associates	4,769,358	-	-	-	4,769,358
Undistributed corporate assets	-	-	-	-	8,830,114
Total consolidated assets	284,684,355	260,952,878	53,718,230	(24,662,066)	617,801,933
Liabilities:					
Segment liabilities	77,207,450	27,469,612	5,423,852	(18,183,977)	91,916,937
Corporate segment liabilities	-	-	-	-	100,043,373
Undistributed corporate liabilities	-	-	-	-	74,341,196
Total consolidated liabilities	77,207,450	27,469,612	5,423,852	(18,183,977)	266,301,506

17. OPERATING LEASE

The Company as a lessor

As of December 31, 2008 and 2007, revenues from real estate leases amounted to Bs. 6,854,498 and Bs. 3,905,840, respectively.

Real estate under operating leases is subject to lease commitments ranging from one to five years, and price increases are ruled by the National Consumer Price Index (NCPI) and by the lease rental paid in the area for similar sheds with the same characteristics of the leased real estate; the Company's management estimates that current contracts as of December 31, 2008 will be automatically renewed.

As of December 31, the Company has agreed with the lessees on the following minimum lease installments:

	2008	2007
One year or less	6,853,498	4,528,921
Up to two years	16,652,280	2,942,446
Over two years	23,963,120	3,780,000
	47,468,898	11,251,367

The Company as a lessee

The Company leases real estate for use in its operations, the amounts of which are not significant for the purposes of the consolidated financial statements.

18. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

During the years 2008 and 2007, the Company and its subsidiaries carried out the following significant transactions with related parties during the regular course of their operations (in thousands of bolivars):

	Purchases		Sales	
	2008	2007	2008	2007
Turbogeneradores Maracay, C.A.(Electric Power Services)	20,583	8,472	-	-
MANPA Centroamérica, C.A. (Inventories)	-	-	5,282	3,693
Simco Recycling, Inc. (Inventories)	9,295	3,682	-	-
Corporación Industrial de Energía, C.A. S.A.C.A (Administrative services)	-	-	39	18

As a result of these and other less significant transactions the following accounts receivable and payable were generated:

	2008	2007
Accounts receivable:		
Joint businesses:		
MANPA Centroamérica, C.A.	4,188,326	6,086,103
Simco Recycling, Inc.	8,030,605	4,838,785
Associates:		
Turbogeneradores Maracay, C.A. (1)	4,295,173	2,171,764
Agroindustrial Mandioca, C.A.	1,069,911	834,450
Corporación Industrial de Energía, C.A. S.A.C.A.	359,389	296,534
	17,943,404	14,227,636
Less – allowance for doubtful accounts	(2,650,477)	(2,073,911)
	15,292,927	12,153,725
Joint business:		
Simco Recycling, Inc.	6,448,999	2,764,874
	6,448,999	2,764,874

(1) This company is a subsidiary of Corporación Industrial de Energía, C.A. S.A.C.A.

As of December 31, 2008 and 2007, the Company maintains an allowance for doubtful accounts for Bs. 1,582 thousand and Bs 2,074 thousand, respectively, corresponding to the difference between accounts receivable and accounts payable with Simco Recycling, Inc., which according to management's estimates, might not be recovered in the future. During the year ended December 31, 2008, the Company decided to record an allowance for doubtful accounts for Bs. 1,070 thousand, corresponding to accounts receivable from Agroindustrial Mandioca, C.A.

As of December 31, 2008 and 2007, the Company has not granted guarantees to financial entities on behalf of its related companies.

19. REMUNERATIONS TO THE BOARD OF DIRECTORS AND EXECUTIVES

Board of Directors

Clause N° 14 of the Company's bylaws sets forth that the members of the Board of Directors shall receive 1% of net revenues from their participation in the Company's operations. Amount paid to the Board of Directors in 2008 for this concept was Bs. 435 thousand (Bs. 305 thousand in 2007).

In addition, Clause N° 9 of the Company's bylaws sets forth that the members of the Board of Directors will receive a per diem payment equivalent to 200 tax units for attendance to the Board of Directors. The current values of the tax unit during the years ended December 31, 2008 and 2007 were Bs. 46 and Bs. 38, respectively. Amount paid for this concept as of December 2008 and 2007 was Bs. 1,636 thousand and Bs. 1,355 thousand.

Salary remunerations

Salary remunerations, other benefits to the personnel and professional fees received during 2008 by the Company's 56 executives (administrators) amounted to approximately Bs. 12,266 thousand (approximately Bs. 9,186 thousand in 2007 for 46 executives).

Commitments for insurance and other concepts

The post-employment benefits granted to certain current and former Company's executives, who were beneficiaries of insurance policies, are assumed by the Company. Amount charged to income for this concept during 2008 was approximately Bs. 133 thousand (Bs. 73 thousand in 2007).

As of December 31, remunerations to the Board of Directors and executives are as follows:

	2008	2007
Short-term remunerations of executives	10,229,946	7,727,269
Post-employee benefits	2,035,941	1,459,045
Remunerations of the Board of Directors	2,070,459	1,660,000

20. FINANCIAL INSTRUMENTS

Capital risk management

The Company manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2006.

The capital structure of the Company consists of debt (loans), cash and cash equivalents and equity attributable to stockholders.

Net indebtedness ratio

The Company's management considers reasonable a net indebtedness level between 30% and 35% determined as the proportion between the net indebtedness and stockholders' equity.

As of December 31, the net indebtedness ratio is composed as follows:

	2008	2007
Debt (loans)	94,211,894	60,380,781
Cash and cash equivalents	42,326,103	11,161,903
Total net debt	51,885,791	49,218,878
Equity attributable to stockholders	417,162,342	351,500,427
Net indebtedness ratio	12%	14%

Categories of financial instruments

As of December 31, the Company's financial assets and liabilities are composed as follows:

	2008	2007
Financial assets:		
Notes and accounts receivable	158,516,037	120,193,887
Cash and cash equivalents	42,326,103	11,161,903
Held-to-maturity investments	83	83
Available-for-sale investments	116,988	127,961
	200,959,211	131,483,834
Financial liabilities:		
At amortized cost	94,211,894	60,380,781
	94,211,894	60,380,781

At the reporting date there are no significant concentrations of credit risk in relation to these items. The amount reflected above represents the Company's maximum exposure to credit risk for such loans and receivables.

Financial risk management

The Company is continuously exposed to credit, liquidity and market risks from exchange rate, interest rate and price fluctuations. These risks are monitored through specific policies and procedures established by the Board of Directors.

The Finance Direction constantly monitors these risks through periodical reports that allow assessing the exposure levels the Company is exposed to, and issues quarterly management reports for consideration of the Board of Directors.

Credit risk

Financial instruments that partially submit the Company to concentration of credit risks mainly consist of cash and cash equivalents, investments in other financial assets and trade accounts receivable.

In order to mitigate the exposure to credit risk in cash and cash equivalents, the Company has adopted the policy of conducting its operations with entities of recognized solvency in national and international markets.

Credit risk exposures regarding investments in other financial assets are limited due to the risk qualifications of the issuers of such financial instruments.

Accounts receivable from clients are mainly represented by sales made to Distributors with an excellent credit record during their commercial relationships with MANPA. Accounts receivable from the main clients as of December 31, 2008 and 2007, represent 50.41% and 47.48%, respectively.

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Company's board of directors, which has established policies y procedures for the management of short, medium and long-term funding. The Company, through the Finance Direction, manages liquidity risk by continuously monitoring cash flows and the maturity profiles of financial assets and liabilities.

As of December 31, the contractual maturity for the Company's non-derivative financial liabilities is as follows (amounts not discounted including interests caused):

As of December 31, 2008

	Average effective interest rate %	1 – 3 months	3 months – 1 year	1 – 5 years	Total
Financial instruments at variable interest rate	17%	34,377,456	9,340,000	37,410,000	81,127,456
Financial instruments at fixed interest rate	18.5%	5,694,813	7,389,625	-	13,084,438
		40,072,269	16,729,625	37,410,000	94,211,894

As of December 31, 2007

Average effective interest rate %	1 – 3 months	3 months – 1 year	1 – 5 years	Total
13.5%	15,255,518	-	34,200,000	49,455,518
7.5%	6,043,216	4,882,047	-	10,925,263
	21,298,734	4,882,047	34,200,000	60,380,781

Fair value of financial instruments

Except as indicated below, the Company's management considers that the carrying value of financial instruments recorded at amortized cost approximates their fair value:

	2008	2007
	Carrying value	
Financial liabilities:		
Loans, debenture bonds at variable interest rates and commercial papers at fixed interest rates	94,211,894	60,380,781

Market risk

The Company is continuously exposed to credit, exchange rate, interest rate and price fluctuation risks. Most of the sales of the Company are directed towards local market, while part of costs are denominated in US dollars, thus the variations between local inflation rate and devaluation rate might have an effect on operating margins.

Exchange rate risk

Since 2003, the Venezuelan Government and the Central Bank of Venezuela have entered into several Exchange Agreements that rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements. From that date, the Foreign Exchange Administration Commission (CADIVI) is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions that the execution of said agreement would require. To date, CADIVI has issued certain rules related to the registrations, guidelines, requisites and conditions related to the regime of management of foreign currencies.

In conformity with current foreign exchange regulations, individuals or legal entities importing, exporting, delivering or receiving foreign currency to or from the territory of the Bolivarian Republic of Venezuela for an amount over than US$ 10,000.00 or its equivalent in other foreign currency is compelled to declare before the foreign exchange administrative authorities the amount and nature of the corresponding operation or activity, except for securities issued by the Bolivarian Republic of Venezuela and acquired by individuals or companies, among other.

The Company has taken all the necessary proceeds to obtain the foreign currencies required for payment of its foreign currency liabilities from the import of goods and services and dividends. For this type of operations the average and year-end official exchange rate for the years ended December 31, 2008 and 2007 has remained in Bs.F. 2.15 per US$ 1.

Likewise, in conformity with the aforementioned regulations, the Company has conducted purchase-sale transactions of securities issued by the Bolivarian Republic of Venezuela to cover the payment of part of its obligations in foreign currency and decrease the effect of the aforementioned foreign exchange risk exposure.

The acquisition of foreign currencies necessary for foreign transactions carried out by the Company in the normal course of operations will be dependent upon: (1) the approval of all the registrations and requests submitted with the related institutions; (2) the availability of foreign currencies to be established in the application of the standards referred to above; and (3) the actions to be performed by the Company to obtain either the required foreign currencies not requested with the related institutions, or those requests rejected by such institutions.

The carrying value of monetary assets and liabilities denominated in foreign currency as of December 31 is as follows:

	2008	2007
	(In thousands of US$)	
Assets:		
Cash and short-term investments	5,409	4,538
Trade accounts receivable	1,894	1,826
Accounts receivable from related companies	3,554	4,208
Guarantee deposits	1,541	3,063
Advances to suppliers and sundry debtors	111	567
	12,509	14,202
Liabilities:		
Trade accounts payable	12,169	31,362
Accounts payable to related companies	1,515	1,671
Accrued liabilities and other	9,376	435
	23,060	33,468

The Company's management deems reasonable a sensitivity rate of 20% when assessing the exchange rate risk. Below is a sensitivity analysis assuming devaluation in the official exchange rate equivalent to the aforementioned rate, exclusively affecting monetary assets and liabilities above:

	2008	2007
Decrease in:		
Net income for the year	148,861,114	34,608,797
Net stockholders' equity	409,353,009	343,216,047

Interest rate risk

The interest rate risk is managed by the Company's management through a conservative indebtedness policy, which involves a balanced indebtedness at fixed and variable interest rates. Financial instruments that subject the Company to interest rate risk are shown in the liquidity risk section of this note.

The Company's management deems reasonable a 5% variation in the interest rate risk. Below is a sensitivity analysis assuming an increase in the interest rate equivalent to the aforementioned rate, and that financial liabilities subject to variable rates have remained unchanged throughout the period:

	2008	2007
Decrease in:		
Net income for the year	151,959,852	39,876,638
Net stockholders' equity	412,451,747	348,483,888

Other price-related risks

On February 6, 2003, the National Government decreed price control for basic commodities, including certain products prepared by the Company.

The Company's management conducts the analyses and submits the corresponding requests with the respective authorities for any necessary price adjustments applicable to its products under the terms set forth in the corresponding regulations.

21. NEW LAWS

Enabling Law

On February 1, 2007, the National Assembly passed a Law enabling the President of the Republic to issue legislative decrees on certain specific matters for an 18-month period since the publication of this Law in the Official Gazette of the Bolivarian Republic of Venezuela. The purpose of this law is ruling on different matters related to the Transformation of Governmental Entities, Popular Participation, as well as Economic, Social, Financial, Tax and Energy matters.

Tax Law on Financial Transactions

Within the framework of the Enabling Law granted to the President of the Republic, Decree-Law N° 5620 on the Tax Law on Financial Transactions of Legal and Economic Entities without Legal Personality was published in Extraordinary Official Gazette of the Bolivarian Republic of Venezuela N° 5852, dated October 5, 2007.

This Decree establishes a 1.5% aliquot on the amount of each debit account or operation for the following transactions carried out by legal and economic entities without legal personality (such as communities, de facto associations, and joint ventures) and those classified as special taxpayers and legally related, for payments (debt offsetting, novation and forgiveness) made without mediation of financial institutions:

a. Debits from bank accounts, correspondents, deposits held in custody, or any other type of deposits, demand deposits, liquid assets funds, trust instruments, and other financial market funds, or any other financial instrument made in banks and other financial institutions.

b. Transfer of checks, securities, cash-paid deposits held in custody, and any other marketable instruments from their second endorsement on.

c. Purchase of cashier's checks.

d. Lending operations conducted by banks and other financial institutions.

e. Transfer of securities held in custody among different bearers, even if no disbursement is made through any account.

f. Settlement of debts without mediation of the financial system through payment or any other debt extinguishment method.

g. Debits from accounts included in private organized payment systems not operated by the Central Bank of Venezuela and other than those of the National Payment System.

h. Debits in accounts for cross-border payments.

Tax exempted entities include, among others, the following: 1. Public entities with/without business purposes; 2. Debits generated from purchase, sale and transfer of securities held in custody issued or guaranteed by the Republic or the Central Bank of Venezuela, as well as debts or withdrawals related to payment of their principal or interests; 3. Transfers of funds by the account holder to its personal accounts in banks and other financial institutions incorporated and domiciled in Venezuela (this does not include accounts with more than one holder); and 4. Debits or withdrawals made in accounts of the Bank Clearing House Fund.

This Decree is effective November 1, 2007 until December 31, 2008. Decree N° 6165, issued by the National Government derogating the aforementioned Law was published in Official Gazette of the Bolivarian Republic of Venezuela N° 38951 on June 12, 2008.

22. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee its obligations, the Company has granted guarantees to bank institutions for Bs. 26,000.

Temporary admission system for asset enhancement

The Company has contracted bonds to guarantee compliance with customs obligations and conditions related to the introduction of goods for temporary admission operations for asset enhancement. As of December 31, 2008, bonds pending to be released in favor of the Tax Authorities amount to Bs. 39 thousand.

Pursuant to provisions of the Organic Customs Law and its Regulation, as well as the Regulation of the Release, Suspension, and other Special Customs Systems, noncompliance with obligations and conditions under which such operation was granted shall be sanctioned with a penalty equivalent to double the total value of goods. In this regard, the lack of legal re-export or nationalization within the current term or its utilization or destruction for different purposes shall be sanctioned with a penalty equivalent to total value of goods.

Opened letters of credit

The Company has requested the opening of letters of credits with financial institutions for the acquisition of raw material and supplies. As of December 31, 2008, letters of credits opened for these concepts amount to US$ 10,146 thousand. (Bs.21,814 thousand).

Contingencies

Tax matters

As of December 31, 2008, the tax authority was in the process of reviewing the main taxes applicable to the Company for the last four years.

As of December 31, 2008, assessments had been filed against the Company for approximately Bs. 8,687,183 mainly due to income taxes, business assets tax and value-added tax. The Company has filed the corresponding appeals. The Company's Management considers that liabilities that might result from assessments filed by the tax administration will not have a significant effect on the accompanying consolidated financial statements.

Due to the possible different interpretations of tax standards and the results of the tax audits that may be conducted in the future by tax authorities for years subject to review, new tax liabilities might arise for amounts that may not be currently quantified in an objective manner. Nevertheless, in the opinion of the Company's Management, the possible materialization of significant additional liabilities for this concept is remote.

Exchange matters

As of December 31, 2008 and 2007, the Company awaits ruling of the Supreme Court regarding the foreign currency repayment appeals filed before the Central Bank of Venezuela for US$ 567 thousand by the Treasury Department (currently Ministry of Finance). In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

On August 26, 2003, the Company was notified of an administrative proceeding by the Audit and Tax Inspection Division of the Ministry of Finances due to noncompliance with the delivery of foreign currency sale vouchers to the Central Bank of Venezuela corresponding to exports made during the 1994-1996 Exchange Control amounting to US$ 5,321,716, representing 90% of the FOB value of the customs declarations. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

On January 22, 2008, the Company was notified of an administrative proceeding by the Audit and Tax Inspection Division of the Ministry of Finances due to an alleged noncompliance by the Company with exchange standards prevailing during period 1994-1996 as there are not vouchers supporting the sale of foreign currencies to the Central Bank of Venezuela for US$ 10,129,513. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

On January 15, 2008, the Company was notified of an administrative proceeding by the Audit and Tax Inspection Division of the Ministry of Finances due to an alleged noncompliance by the Company with exchange standards prevailing for period 1994-1996 for pending demonstration or selling of US$ 3,885,051.60 equivalent to 90% of the FOB value of the Customs Declarations for exports reflected in the statement of account of the corresponding exporter. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

On September 24, 2008, the Company was notified of an administrative proceeding by the Audit and Tax Inspection Division of the Ministry of Finances due to alleged noncompliance by the Company with exchange standards prevailing during period 1994-1996 for an import transaction protected under the authorization for purchases of foreign currency amounting to US$ 843,269.45. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

Labor matters

Likewise, certain labor and civil litigations have been filed against the Company, which amount to approximately Bs. 6,105,152, for which all writs of discharge have been filed. In the opinion of the Company and its legal counsels, there are sufficient merits to argue on these matters and the final outcome of this situation will not have a significant effect on the consolidated financial statements.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, 13 May 2009.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

RECEIVED
2009 MAY 18 A 8:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

Messrs.

PRESIDENT AND OTHER MEMBERS OF THE BOARD OF DIRECTORS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

I, Alejandro Delfino, in my capacity as Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., do hereby formally submit the Illustrative Table of remunerations earned by Company Directors and Managers according to the provisions set forth by the STADANDARS RELATED TO PERIODICAL OR OCCASSIONAL INFORMATION THAT NEEDS TO BE SUBMITTED BY PEOPLE SUBJECT TO CONTROL BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION. In this regard, and pursuant to the provisions of Article 3 of the standards related to the periodical or occasional information that needs to be provided by the people subject to control by the National Securities and Exchange Commission and of Article 120 of the Capital Market Law we do hereby request the National Securities and Exchange Commission to keep the information included in the aforementioned table confidential, provided that such information is one of the critical issues of the company in regard to the company administration and its disclosure may bring about serious problems related to losing executive personnel. Moreover, such information does not represent basic information for decision making of the investing public.

In Caracas, on the 4th day of May of 2004.

Sincerely,

Alejandro Delfino T. (signed) Illegible.

Executive President.

adelfino@manpa.com.ve

Phone 9012313

Translator's note:

Attached hereto there is the aforementioned table. At the upper right margin of this document there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2009 May 6 A 10:59. FILE. RECEIVED." ------------------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 8th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

COMPANY: MANUFACTURAS DE PAPEL MANPA, C.A. (MANPA) SACA
REMUNERATION TO EXECUTIVE DIRECTORS
CORRESPONDING TO FISCAL YEAR FROM 01/01/2008 TO 12/31/2008
(IN BOLIVARS)

CNV-FG-009

DIRECTORS AND EXECUTIVE PERSONNEL		ANNUAL WEDGE	LEGAL PROFIT	STATURY PROFITS	DAILY STIPEND	OTHER REMUNERATIO N	TOTAL
NAME	POSITION						
CARLOS DELFINO T.	CHAIRMAN			30,683	112,516		143,199
CELESTINO MARTINEZ	1st VICE-PRESIDENT			32,591	119,967		152,558
CARLOS H. PAPARONI	2do VICE-PRESIDENT			37,722	130,178		167,900
ALFREDO TRAVIESO	MAIN DIRECTOR			26,073	71,391		97,464
JUAN CARLOS CARPIO	MAIN DIRECTOR			35,924	132,237		168,161
GUSTAVO GOMEZ RUIZ	MAIN DIRECTOR			38,319	123,313		161,631
JULIO BUSTAMANTE	MAIN DIRECTOR			38,319	132,237		170,555
NELSON ISAMIT	MAIN DIRECTOR			37,726	130,192		167,918
ARNALDO AÑEZ	MAIN DIRECTOR			37,762	130,314		168,076
ELENA DELFINO	MAIN DIRECTOR			31,224	114,989		146,213
ALBERTO DELFINO	ALTERNATE DIRECTOR			4,790	17,848		22,638
ALEJANDRO DELFINO	ALTERNATE DIRECTOR/EXECUTIVE PRESIDENT	892,143	294,407	4,691	0		1,191,241
RICARDO DELFINO	ALTERNATE DIRECTOR			7,185	44,620		51,805
ARMANDO MARTINEZ	ALTERNATE DIRECTOR			2,222			2,222
FERNANDO PAPARONI	ALTERNATE DIRECTOR			38,319	105,465		143,783
GUSTAVO PAPARONI	ALTERNATE DIRECTOR			0	26,772		26,772
J. GAETANO PAPARONI	ADVISOR TO BOARD OF DIRECTORS			0	128,133		128,133
EGBERT DITTMER	MOLINO HIGIENICO V.P.	293,822	96,961				390,783
RICARDO VOLPE	LEGAL V.P.	254,340	83,932				338,272
ENRIQUE LARRAZABAL	CORP. V.P. OF TECHNOLOGY	254,340	83,932				338,272
JUAN ANTONIO LOVERA	FINANCIAL V.P. CORP.	318,623	105,146				423,769
TOTAL		2,013,268	664,378	403,548	1,520,172	0	4,601,365

INTERPRETE PUBLICO

División Papel, Imprimir, Escribir, Embalar: (0243) 2401124 - 2401121
División Higiénicos: (0243) 2407511 - 2407534
División Conversión
Sacos
Bolsas
Resmas, Resmillas, Formas Continuas: (0243) 2401095 - 2401190
(0243) 2397461 - 2392480
Productos Escolares y de Oficina (0243) 2401256 - 2401376
Transporte (0243) 2474910 - 2401380
MANPA
Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas
RIF J- 00023530 - 9
www.manpa.com.ve

COMISION NACIONAL
2009 MAY -6 A 10:59
ARCHIVO RECIBIDO

Señores
PRESIDENTE Y DEMAS MIEMBROS DE LA JUNTA DIRECTIVA DE LA COMISION NACIONAL DE VALORES
Presente

Yo, Alejandro Delfino, en mi carácter de Presidente Ejecutivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., por medio de la presente hago entrega formal del Cuadro Demostrativo de remuneraciones percibidas por los Directores y Gerentes de la compañía de acuerdo a lo establecido en las **NORMAS RELATIVAS A LA INFORMACION PERIODICA U OCASIONAL QUE DEBEN SUMINISTRAR LAS PERSONAS SOMETIDAS AL CONTROL DE LA COMISIÓN NACIONAL DE VALORES.**

En este sentido, y conforme a lo establecido en el artículo 3 de las normas relativas a la informacion periodica u ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, y al artículo 120 de la Ley de Mercado de Capitales, solicitamos ante la Comisión Nacional de Valores mantener en forma confidencial la información contenida en el cuadro anteriormente mencionado, debido a que la misma constituye uno de los aspectos críticos de la compañía en relación a la administración de la empresa ya que su divulgación podría acarrear serios problemas de pérdida del personal ejecutivo, además que la misma no representa información básica para la toma de decisiones del público inversionista.

En Caracas, a los 04 días del mes de mayo de 2009.

Atentamente

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.CA.

Alejandro Delfino T.
Presidente Ejecutivo
adelfino@manpa.com.ve
Teléfono : 901 23 13

EMPRESA: MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
REMUNERACIONES A DIRECTORES EJECUTIVOS
CORRESPONDIENTE AL EJERCICIO 01/01/2008 AL 31/12/2008
(EN BOLIVARES)

CNV-FG-009

DIRECTORES Y EJECUTIVOS		SUELDO ANUAL	UTILIDADES LEGALES	UTILIDADES ESTATUTARIAS	DIETAS	OTRAS REMUNERACIONES	TOTAL
NOMBRE	**CARGO**						
CARLOS DELFINO T	PRESIDENTE DE LA JUNTA DIRECTIVA			30.683	112.516		**143.199**
CELESTINO MARTINEZ	1RE VICEPRESIDENTE			32.591	119.967		**152.558**
CARLOS H PAPARONI	2DO VICEPRESIDENTE			37.722	130.178		**167.900**
ALFREDOTRAVIESO	DIRECTOR PRINCIPAL			26.073	71.391		**97.464**
JUAN CARLOS CARPIO	DIRECTOR PRINCIPAL			35.924	132.237		**168.160**
GUSTAVO GOMEZ RUIZ	DIRECTOR PRINCIPAL			38.319	123.313		**161.631**
JULIO BUSTAMANTE	DIRECTOR PRINCIPAL			38.319	132.237		**170.555**
NELSON ISAMIT	DIRECTOR PRINCIPAL			37.726	130.192		**167.918**
ARNALDO AÑEZ	DIRECTOR PRINCIPAL			37.762	130.314		**168.076**
ELENA DELFINO	DIRECTOR PRINCIPAL			31.224	114.989		**146.213**
ALBERTO DELFINO	DIRECTOR SUPLENTE			4.790	17.848		**22.638**
ALEJANDRO DELFINO	DIRECTOR SUPLENTE/PRESIDENTE EJECUTIVO	892.143	294.407	4.691	0		**1.191.241**
RICARDO DELFINO	DIRECTOR SUPLENTE			7.185	44.620		**51.805**
ARMANDO MARTINEZ	DIRECTOR SUPLENTE			2.222	0		**2.222**
FERNANDO PAPARONI	DIRECTOR SUPLENTE			38.319	105.465		**143.783**
GUSTAVO PAPARONI	DIRECTOR SUPLENTE			0	26.772		**26.772**
J. GAETANO PAPARONI	ASESOR DE LA JUNTA DIRECTIVA			0	128.133		**128.133**
EGBERT DITTMER	V.P MOLINO HIGIENICO	293.822	96.961				**390.783**
RICARDO VOLPE	V.P LEGAL	254.340	83.932				**338.272**
ENRIQUE LARRAZABAL	V.P CORP. DE TECNOLOGÍA	254.340	83.932				**338.272**
JUAN ANTONIO LOVERA	V.P CORP. DE FINANZAS	318.623	105.146				**423.769**
TOTAL		**2.013.268**	**664.378**	**403.548**	**1.520.171**	**0**	**4.601.365**

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, 12 May 2009.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J-00023530-9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 30 de abril de 2009.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Balance General Consolidado Interino al 31 de marzo de 2009 y 2008, con base a Normas Internacionales de Información Financiera (NIIF).
2. Estado Consolidado de Resultados por los períodos de tres meses terminados al 31 de marzo de 2009 y 2008.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino por el período de tres meses terminado al 31 de marzo de 2009, con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino por el período de tres meses terminado al 31 de marzo de 2008, con base a Normas Internacionales de Información Financiera (NIIF).
5. Estados Consolidados de Flujos de Efectivo Interinos para los períodos de tres meses terminados al 31 de marzo de 2009 y 2008, con base a Normas Internacionales de Información Financiera (NIIF).
6. Balance General Consolidado al 31 de marzo de 2009 y 31 de diciembre de 2008 con base a Normas Internacionales de Información Financiera (NIIF).
7. Notas a los estados financieros consolidados por los períodos de tres meses terminados al 31 de marzo de 2009 y 2008.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS, 31 DE MARZO DE 2009 Y 2008
INTERINO
(Expresados en bolívares)

	2009	2008
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	385.804.393	393.152.734
Participaciones en asociadas y negocios conjuntos	-	6.589.351
Total activo no corriente	385.804.393	399.742.085
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	816.983	641.939
Inventarios	78.090.920	59.145.919
Anticipos a proveedores	10.127.669	1.408.401
Efectos y cuentas por cobrar - neto	182.236.670	133.872.813
Inversiones disponibles para la venta	117.071	117.115
Efectivo y equivalentes de efectivo	116.703.420	18.923.513
Total activo corriente	388.092.733	214.109.700
TOTAL	773.897.126	613.851.785
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.633.596
Prima en emisión de acciones	13.405	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	257.485.451	171.619.880
Resultado no realizado en inversiones	82.793	(672.675)
Total patrimonio	453.978.464	367.357.425
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	14.257.727	8.878.312
Bonos quirografarios	32.740.000	46.700.000
Impuesto sobre la renta diferido	30.056.622	32.550.641
Total pasivo no corriente	77.054.349	88.128.953
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	12.643.644	9.618.172
Bonos quirografarios	14.010.000	-
Papeles comerciales	14.000.000	12.583.552
Préstamos a corto plazo	58.926.169	5.137.842
Dividendos por pagar	1.702.655	28.305.063
Impuesto sobre la renta por pagar	47.369.007	13.241.962
Cuentas por pagar	94.212.838	89.478.816
Total pasivo corriente	242.864.313	158.365.407
Total pasivo	319.918.662	246.494.360
TOTAL	773.897.126	613.851.785

María Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2009 Y 2008
INTERINO
(Expresados en bolívares)

	2009	2008
Ingresos por ventas	245.503.115	158.703.873
Costo de ventas	168.738.046	117.945.974
Utilidad bruta	76.765.069	40.757.899
Costos y gastos:		
Gastos de ventas	11.681.505	9.073.457
Gastos generales y administrativos	10.583.212	7.621.856
Utilidad en venta de activos	-	-
	22.264.717	16.695.313
Utilidad en operaciones	54.500.352	24.062.586
Participación en resultados de negocios conjuntos	-	1.519.993
Costos financieros	(5.237.221)	(3.606.856)
Ingresos financieros	327.673	109.452
Diferencias en cambio - neto	(174.904)	(25.717)
Pérdida en operaciones de permuta con títulos valores	-	(911.000)
Otros ingresos (egresos):		
Impuesto a las transacciones financieras	-	(3.249.134)
Otros - neto	(906.418)	(40.572)
	(5.990.870)	(6.203.834)
Utilidad antes de impuestos	48.509.482	17.858.752
Impuesto sobre la renta	11.693.361	2.001.754
Utilidad neta	36.816.122	15.856.998
Utilidad neta por acción:		
Básica	0,16	0,07
Diluida	0,16	0,07

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE TRES MESES TERMINADO EL 31 DE MARZO DE 2009
INTERINO
(Expresados en bolívares)

				Utilidades retenidas				
	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	220.669.329	82.793	417.162.342
Utilidad neta del periodo	-	-	-	-	-	36.816.122	-	36.816.122
Total utilidades reconocidas en el periodo	-	-	-	-	-	36.816.122	-	36.816.122
SALDOS AL 31 DE MARZO DE 2009	69.633.596	13.405	206.308	6.963.360	119.593.551	257.485.451	82.793	453.978.464

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE TRES MESES TERMINADO EL 31 DE MARZO DE 2008
INTERINO
(Expresados en bolívares)

				Utilidades retenidas				
	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2007	69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Utilidad neta del periodo	-	-	-	-	-	15.856.998	-	15.856.998
Total utilidades reconocidas en el periodo	-	-	-	-	-	15.856.998	-	15.856.998
SALDOS AL 31 DE MARZO DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	171.619.880	(672.675)	367.357.425

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2009 Y 2008
INTERINO
(Expresados en bolívares)

	2009	2008
ACTIVIDADES OPERACIONALES:		
Utilidad neta	36.816.122	15.856.998
Ajustes para conciliar la utilidad neta con el efectivo provisto		
por las actividades operacionales:		
Diferencias en cambio - neto	174.904	25.717
Participación en resultados de negocios conjuntos	3.459.354	(1.519.993)
Impuesto sobre la renta diferido	(935.639)	(2.184.178)
Provisión para impuestos	12.629.000	4.185.932
Provisión futuras perdidas en filiales extranjeras	-	(300.000)
Costos financieros	5.237.221	3.606.856
Ingresos financieros	(327.673)	(109.452)
Depreciación	4.568.545	4.410.189
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	61.621.834	23.972.069
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(23.720.633)	(13.681.926)
Anticipos a proveedores	(7.469.589)	392.625
Inventarios	31.436.184	21.831.375
Gastos pagados por anticipado	247.404	174.477
Aumento (disminución) en:		
Cuentas por pagar	(12.148.110)	(15.647.093)
Apartado para prestaciones por antigüedad, neto de pagos	2.278.191	3.365.390
Efectivo provisto por las actividades operacionales	52.245.281	20.406.917
Intereses pagados	(4.483.547)	(2.790.575)
Intereses cobrados	327.673	109.452
Impuestos pagados	1.077.741	327.199
Efectivo neto provisto por las actividades operacionales	49.167.148	18.052.993
ACTIVIDADES DE INVERSIÓN:		
Aumento en inversiones disponibles para la venta	-	10.929
Adquisición de propiedades, planta y equipo	815.585	394.082
Efectivo neto provisto por las actividades de inversión	815.585	405.011
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en préstamos a corto plazo	23.795.039	(10.933.957)
Importe de la emisión de papeles comerciales	915.562	7.991.500
Amortización de papeles comerciales	-	(6.333.211)
Importe de la emisión de bonos quirografarios a largo plazo	-	12.500.000
Dividendos en efectivo	(316.017)	(13.920.726)
Efectivo neto provisto (usado) por las actividades de financiamiento	24.394.584	(10.696.394)
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	74.377.317	7.761.610
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	42.326.103	11.161.903
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	116.703.420	18.923.513

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE MARZO DE 2009 Y DICIEMBRE 2008

INTERINO

(Expresados en bolívares)

	2009	2008
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	385.804.393	391.188.523
Participaciones en asociadas y negocios conjuntos	-	3.459.354
Total activo no corriente	385.804.393	394.647.877
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	816.983	1.064.387
Inventarios	78.090.920	109.527.104
Anticipos a proveedores	10.127.669	2.658.080
Efectos y cuentas por cobrar - neto	182.236.670	158.516.037
Inversiones disponibles para la venta	117.071	117.071
Efectivo y equivalentes de efectivo	116.703.420	42.326.103
Total activo corriente	388.092.733	314.208.782
TOTAL	773.897.126	708.856.659
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.633.596
Prima en emisión de acciones	13.405	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	257.485.451	220.669.329
Resultado no realizado en inversiones	82.793	82.793
Total patrimonio	453.978.464	417.162.342
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	14.257.727	11.572.895
Bonos quirografarios	32.740.000	37.410.000
Impuesto sobre la renta diferido	30.056.622	30.992.261
Total pasivo no corriente	77.054.349	79.975.156
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	12.643.644	13.050.285
Bonos quirografarios	14.010.000	9.340.000
Papeles comerciales	14.000.000	13.084.438
Préstamos a corto plazo	58.926.169	34.377.456
Dividendos por pagar	1.702.655	2.018.672
Impuesto sobre la renta por pagar	47.369.007	33.662.266
Cuentas por pagar	94.212.840	106.186.044
Total pasivo corriente	242.864.315	211.719.161
Total pasivo	319.918.664	291.694.317
TOTAL	773.897.127	708.856.659

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR LOS TRIMESTRES TERMINADOS EL 31 DE MARZO DE 2009 Y 2008 (En bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones N° 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF), que incluyen las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB), que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005, bajo NIIF.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas e interpretaciones fueron emitidas pero serán efectivas a partir del 01 de enero de 2009:

- NIC 23 (Modificada), "Costos por intereses" (en vigor a partir del 01 de enero de 2009). La modificación requiere la capitalización de los costos por intereses directamente atribuibles a la adquisición, construcción o producción de un activo cualificado (activo que requiere, necesariamente, de un periodo sustancial antes de estar listo para su uso o para su venta) como parte del costo de ese activo. Se eliminará la opción de que los costos por intereses sean inmediatamente registrados como gastos. La Compañía aplicará la NIC 23 (Modificada) de forma prospectiva a partir del 1° de enero de 2009.
- NIC 1 (Revisada), "Presentación de estados financieros" (en vigor a partir del 1 de enero de 2009). La norma modificada prohibirá la presentación de partidas de ingresos y gastos (es decir, los cambios en el patrimonio neto distintos de los procedentes de las transacciones con los propietarios) en el estado de cambios en el patrimonio, requiriendo que los mismos sean presentados de manera separada de los cambios en el patrimonio de los propietarios. Todos los cambios en el patrimonio neto distintos a los procedentes de transacciones con los propietarios deberán ser mostrados en un estado de desempeño, aunque las entidades podrán decidir si presentar un estado de desempeño (estado de utilidades integrales) o dos estados (el estado de resultados y el estado de utilidades integrales). Cuando las entidades reexpresen o reclasifiquen su información comparativa, deberán presentar un balance general reexpresado a la fecha de inicio del periodo comparativo además de tener que presentar los balances generales al final del periodo actual y el periodo comparativo. La Compañía aplicará la NIC 1 (Revisada) a partir del 1 de enero de 2009. Es posible que tanto el estado de resultados como el estado de utilidades integrales sean presentados como estados de desempeño.

- NIIF 2 (Modificada), "Pagos basados en acciones" (en vigor a partir del 1 de enero de 2009). La norma modificada trata sobre las condiciones de irrevocabilidad de la concesión y cancelaciones. La norma aclara que las condiciones de irrevocabilidad son condiciones de prestación de servicios y condiciones de rendimiento únicamente. Cualquier otro componente de los pagos basados en acciones no será considerado como condiciones de irrevocabilidad. Estos componentes deberán ser incluidos en el valor razonable a la fecha de concesión para las transacciones con empleados y otros individuos que presten servicios similares; los mismos no tendrán un efecto en el número de concesiones esperadas o su valuación posterior a la fecha de concesión. Todas las cancelaciones, bien sea por parte de la entidad o terceros, recibirán el mismo tratamiento contable. La Compañía aplicará la NIIF 2 (Modificada) a partir del 1 de enero de 2009.

- NIC 32 (Modificada) "Instrumentos financieros: presentación e información a revelar", y NIC 1 (Modificada), "Presentación de estados financieros – Instrumentos financieros con opción de venta y obligaciones surgidas en su liquidación" (en vigor a partir del 1 de enero de 2009). La norma modificada requiere que las entidades clasifiquen los instrumentos financieros con opción de venta y los instrumentos, o componentes de los instrumentos que imponen una obligación sobre la entidad de proporcionar a un tercero una participación proporcional de los activos netos de la entidad únicamente en liquidación como patrimonio, siempre y cuando los instrumentos financieros tengan características particulares y cumplan con condiciones específicas. La Compañía aplicará la NIC 32 y NIC 1 (Modificada) a partir del 1 de enero de 2009. No se espera que esta norma tenga un impacto significativo en los estados financieros del grupo.

- NIC 27 (Revisada), "Estados financieros consolidados y separados" (en vigor a partir del 1 de julio de 2009). La norma revisada requiere que los efectos de todas las transacciones con la participación no mayoritaria (anteriormente "intereses minoritarios") sean registrados en el patrimonio si no existe cambio alguno en el control y dichas transacciones ya no resultarán en una plusvalía o ingresos y gastos. La norma también especifica el tratamiento contable cuando se pierde el control. Cualquier interés restante en la entidad es remedido a su valor razonable y una ganancia o pérdida se reconoce en el estado de resultados. La Gerencia de la Compañía estima que la aplicación de esta norma no tendrá un impacto en la información financiera producida por la Compañía y sus filiales.

- NIIF 3 (Revisada) "Combinaciones de negocios" (en vigor a partir del 1 de julio de 2009). La norma revisada continúa aplicando el método de adquisición para combinaciones de empresas, con ciertos cambios significativos. Entre otros, todos los pagos para adquirir un negocio deben ser registrados al valor razonable a la fecha de adquisición, y los ajustes al costo de la combinación que dependan de una contingencia relacionada con eventos futuros clasificados como deuda posteriormente re-medida a través del estado de resultados. La norma también establece la posibilidad de medir, en cada adquisición, la participación no mayoritaria en la entidad adquirida bien sea a su valor razonable o a la participación proporcional de la misma en los activos netos de la entidad adquirida. Todos los costos relacionados con la adquisición deberían ser registrados como gastos. La Compañía aplicará la NIIF 3 (Revisada) de manera prospectiva a todas las combinaciones de empresas a partir del 1 de enero de 2010.

- CINIIF 17 "Distribuciones que no son en efectivo realizadas a los propietarios" (en vigor a partir 1 de julio de 2009). La Interpretación ofrece orientación sobre el tratamiento contable apropiado cuando la entidad distribuye activos diferentes a efectivo como dividendos para sus accionistas. Una de las conclusiones alcanzadas por el IFRIC es que el dividendo debe ser medido al valor razonable de los activos distribuidos y que cualesquiera diferencias entre esta cantidad y el anterior valor en libros de los activos distribuidos deben ser reconocidas en utilidad o pérdida cuando la entidad liquide los dividendos por pagar. La Interpretación no aplica a las distribuciones de activos que no son efectivo cuando el activo finalmente es controlado por la misma parte o partes antes y después de la distribución (e.g. distribuciones de activos que no son efectivo entre entidades bajo control común). Otra de las conclusiones establece que el pasivo por concepto de dividendos debe ser reconocido en la fecha en que el mismo es apropiadamente autorizado y no está sujeto a la discreción de la entidad (fecha de declaración). La Compañía aplicará la CINIIF de manera prospectiva a partir del 1° de enero de 2009.

Las siguientes interpretaciones y modificaciones a las normas existentes han sido publicadas y son obligatorias para los periodos contables del grupo que comienzan a partir del 1 de enero de 2009 o periodos subsecuentes, pero no son relevantes para las operaciones de la Compañía:

- NIIF 1 (Modificada), "Adopción por primera vez de las Normas Internacionales de Información Financiera" (en vigor a partir del 1 de julio de 2009). La norma modificada permite a las entidades que adoptan por primera vez esta norma el uso del costo asumido del valor razonable o el importe en libros de acuerdo a la práctica contable previa para medir el costo inicial de las inversiones en subsidiarias, entidades controladas de forma conjunta y asociadas en los estados financieros separados. La entrada en vigencia de la NIIF 1 (Modificada) a partir del 1 de enero de 2009, no tendrá ningún efecto en los estados financieros de la Compañía.

- NIIF 8 "Segmentos operativos", (en vigor a partir del 1 de enero de 2009). La NIIF 8 sustituye a la NIC 14, "Información financiera por segmento", estableciendo un "enfoque gerencial" bajo el cual la información por segmento es presentada sobre la misma base que la usada para propósitos de información financiera interna. La Gerencia de la Compañía estima que la aplicación de esta norma no tendrá un impacto en la información financiera producida por la Compañía y sus filiales, ni resultará en un incremento en el número de segmentos reportables reportados.

- CINIIF 15 "Contratos para la construcción de bienes inmuebles" (en vigor a partir del 1 de enero de 2009). La interpretación aclara si se debe aplicar la NIC 18 "Ingresos ordinarios", o la NIC 11, "Contratos de construcción" a transacciones particulares. Es probable que la NIC 18 aplique a un rango más amplio de transacciones. La CIINIIF 15 no es relevante para las operaciones del grupo debido a que todas las transacciones relacionadas con ingresos se registran de conformidad con la NIC 18 y no bajo la NIC 11.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. con base en la experiencia y otros factores relevantes. Los resultados finales podrían variar de dichas estimaciones.

   Estas estimaciones son revisadas sobre una base continua. Las modificaciones a los estimados contables son reconocidos de forma prospectiva, contabilizándose los efectos del cambio en las correspondientes cuentas de resultados consolidadas del año en que se efectúan las revisiones correspondientes Básicamente, estas estimaciones se refieren a:

   - Las pérdidas por deterioro de determinados activos ,
   - La vida útil de las propiedades, planta y equipo ,
   - Los valores razonables de los activos y pasivos financieros,
   - Acumulaciones estimadas por pagar,
   - Probabilidad de las contingencias,
   - Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
   - Control de precios sobre ciertos productos comercializados por la Compañía.

   A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de marzo de 2009 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	20-40
Maquinarias y equipos	10-50
Vehículos	3-6
Mobiliario, vehículos y equipos	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos a largo plazo para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). Donde no es posible estimar el valor recuperable de un activo individual, la Compañía estima el valor recuperable de la unidad generadora de efectivo a la que pertenece el activo. Donde se identifica una base consistente y razonable de distribución, los activos comunes son también distribuidos a las unidades generadoras de efectivo individuales o, en su defecto, al grupo más pequeño de unidades generadoras de efectivo para el cual se identifica una base consistente y razonable de distribución.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

Los pagos derivados de contratos de arrendamientos operativos en donde la Compañía actúa como arrendatario se reconocen como gasto de forma lineal, durante el transcurso del plazo del arrendamiento, salvo aquellos en los que resulte más representativa otra base sistemática de asignación para reflejar más adecuadamente el patrón de los beneficios del arrendamiento. Los pagos contingentes se cargan como gastos en los periodos en los que se incurren.

i. ***Moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha, y las diferencias en cambio resultantes se llevan, inicialmente, a los resultados del período en que se producen. Las diferencias de cambio surgidas de partidas monetarias por cobrar o pagar de filiales y negocios conjuntos en el exterior, cuya liquidación no está contemplada, ni es probable que se produzca, en un futuro previsible, las cuales forman parte de la inversión neta de la entidad extranjera, son reconocidas en los estados financieros consolidados como parte del resultado acumulado por traducción de filial y negocios conjuntos, hasta la desincorporación de la entidad correspondiente.

j. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

k. ***Activos financieros*** – Las inversiones son reconocidas y dadas de baja en cuentas utilizando el método de contabilidad de la fecha de la negociación, en la cual se reconocen a la mencionada fecha: a) el activo a recibir y el pasivo a pagar, y b) la baja en cuentas del activo que se vende, el reconocimiento del eventual resultado en la venta o disposición por otra vía, y el reconocimiento de una partida a cobrar procedente del comprador. Los activos y pasivos financieros son reconocidos inicialmente a su valor razonable más los costos de transacción directamente atribuibles a la compra de los mismos, excepto para aquellos clasificados a su valor razonable con cambios en resultados, los cuales son inicialmente reconocidos a su valor razonable.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un activo financiero se clasifica como mantenido para negociar si:

- Se adquiere principalmente con el objetivo de venderlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o

- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un activo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como activo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los activos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y los NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los activos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen como parte de los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier dividendo o interés devengado de dichos activos financieros.

Los activos financieros no derivados con una fecha fija de vencimiento, cuyos pagos son de cuantía fija o determinable, y la Compañía tiene la intención efectiva y además, la capacidad, de conservar hasta su vencimiento, son clasificados como inversiones mantenidas hasta el vencimiento. Estas inversiones son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida, reconociéndose el ingreso a lo largo del periodo correspondiente.

Las inversiones disponibles para la venta son activos financieros no derivados que se designan específicamente como disponibles para la venta, o que no son clasificados como (a) préstamos y partidas a cobrar (b) inversiones mantenidas hasta el vencimiento o (c) activos financieros contabilizados al valor razonable con cambios en resultados. Estas inversiones se valoran a su valor razonable. Las ganancias y pérdidas procedentes de las variaciones en el valor razonable de éstas inversiones se reconocen directamente en el patrimonio con excepción de las pérdidas por deterioro del valor, los intereses calculados según el método del tipo de interés efectivo y las ganancias o pérdidas por tipo de cambio, los cuales son reconocidos directamente contra los resultados del período en que se producen. Cuando el activo se enajene o se determine que ha sufrido un deterioro de valor, los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período. Los dividendos de instrumentos patrimoniales clasificados como disponibles para la venta, se reconocerán en el resultado del ejercicio cuando se establezca el derecho de la Compañía a recibir el pago correspondiente.

Las cuentas por cobrar comerciales, préstamos y otras cuentas por cobrar no derivados con pagos fijos o determinables, que no se negocian en un mercado activo, son clasificados como préstamos y partidas a cobrar. Estas partidas son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida. Los ingresos por intereses son reconocidos utilizando la tasa de interés efectiva, excepto para aquellas cuentas por cobrar a corto plazo en las que su reconocimiento se considera no significativo.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más

o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.
La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

l. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

m. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

n. ***Préstamos bancarios, papeles comerciales y bonos quirografarios*** – Los préstamos y obligaciones, papeles comerciales y bonos quirografarios se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

o. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

p. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

q. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 31 de marzo de 2009 y 2008, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

r. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica del contrato. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos.

Los pasivos financieros mantenidos por la Compañía se clasifican como pasivos financieros al valor razonable con cambios en resultados u como otros pasivos financieros.

Los pasivos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un pasivo financiero se clasifica como mantenido para negociar si:

- Se incurre principalmente con el objetivo de recomprarlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o
- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un pasivo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como pasivo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los pasivos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y los NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los pasivos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen contra los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier interés causado por dichos pasivos financieros.

Los otros pasivos financieros, incluyendo préstamos, son inicialmente reconocidos a su valor razonable, neto de los costos de transacción directamente atribuibles a la emisión de los mismos. Posteriormente son registrados al costo amortizado utilizando el método del tipo de interés efectivo, reconociéndose el gasto a lo largo del periodo correspondiente.

s. ***Procedimientos judiciales y/o reclamaciones en curso*** – Al de 31 de marzo 2009 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

t. ***Reconocimientos de ingresos*** – Los ingresos se miden utilizando el valor razonable de la contrapartida, recibida o por recibir, derivada de los mismos.

Los ingresos provenientes de la venta de productos terminados y otros productos son reconocidos cuando se cumplen todas las condiciones siguientes:

- la Compañía ha transferido al comprador los riesgos y ventajas significativos derivados de la propiedad de los bienes;

- la Compañía no conserva para sí ninguna implicación en la gestión corriente de los bienes vendidos, en el grado usualmente asociado con la propiedad, ni retiene el control efectivo sobre los mismos;
- el importe de los ingresos puede ser medido con fiabilidad;
- es probable que la Compañía reciba los beneficios económicos asociados con la transacción; y
- los costos incurridos, o por incurrir, en relación con la transacción pueden ser medidos con fiabilidad. Los ingresos por ventas están reportados netos de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado.

Los ingresos provenientes de los contratos de arrendamientos operativos se reconocen mensualmente con base en lo establecido en los contratos.

Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable.

Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

u. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

v. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

w. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

x. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados. El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

y. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del período entre el promedio ponderado de acciones emitidas y en circulación para cada período. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

2. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2008; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los períodos de tres meses terminados el 31 de marzo de 2009 y 2008, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los períodos terminados el 31 de marzo de 2009 y 2008 :

2009	**Papel impresión, escritura y embalaje**	**Papel tissue**	**Servicios y alquileres**	**Eliminaciones**	**Total**
Estado de Resultados					
Ventas locales	105.502.543	131.229.213	4.006.027	-	240.737.783
Ventas de exportación	982.626	3.782.706	-	-	4.765.332
Ventas entre segmentos - local	-	-	5.368.140	(5.368.140)	-
Ventas entre segmentos - exportación	90.722	719.743	-	(810.465)	-
Total ingresos	106.575.891	135.731.662	9.374.167	(6.178.605)	245.503.115
Costos y gastos	92.808.484	97.753.562	6.612.945	(6.172.228)	191.002.763
Resultado de operación	13.767.407	37.978.100	2.761.222	(6.377)	54.500.352
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	-
Ingresos financieros	-	-	-	-	327.673
Gastos financieros y otros	-	-	-	-	(6..318.543)
Resultados antes de impuestos	-	-	-	-	43.509.482
Resultado después de impuestos	-	-	-	-	36.816.122
Depreciación	2.146.439	2.022.762	399.344	-	4.568.545
Inversiones de capital				-	675.972
Balance general					
Activo					
Activos por segmentos	357.977.861	294.027.171	58.618.388	(30.998.784)	679.624.636
Activos por segmentos corporativos	-	-	-	-	78.444.413
Participaciones en empresas asociadas	-	-	-	-	-
Activos corporativos no distribuidos	-	-	-	-	15.828.077
Activo total consolidado					773.897.126

2009

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Pasivo					
Pasivos por segmentos	64.719.586	39.989.492	11.487.054	(30.998.784)	85.197.348
Pasivos por segmentos corporativos	-	-	-	-	67.676.138
Pasivos corporativos no distribuidos	-	-	-	-	167.045.176
Pasivo total consolidado					319.918.662

2008

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	55.861.289	100.855.910	1.986.674	-	158.703.873
Ventas de exportación	-		-	-	-
Ventas entre segmentos - local	-	-	3.102.014	(3.102.014)	-
Ventas entre segmentos - exportación	38.547	547.351	-	(585.898)	-
Total ingresos	55.899.836	101.403.261	5.088.688	(3.687.912)	158.703.873
Costos y gastos	57.841.435	76.131.225	4.259.860	(3.591.233)	134.641.287
Resultado de operación	(1.941.599)	25.272.036	828.828	(96.679)	24.062.586
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	1.519.993
Ingresos financieros	-	-	-	-	109.452
Gastos financieros y otros	-	-	-	-	(7.833.279)
Resultados antes de impuestos	-	-	-	-	17.858.752
Resultado después de impuestos	-	-	-	-	15.856.998
Depreciación	2.035.559	2.007.432	367.198	-	4.410.189
Inversiones de capital	395.525	106.008	106.239	-	607.772
Balance general					
Activo					
Activos por segmentos	262.953.662	246.816.398	41.445.658	(13.941.612)	537.274.106
Activos por segmentos corporativos	-	-	-	-	59.307.979
Participaciones en empresas asociadas	6.589.351	-	-	-	6.589.351
Activos corporativos no distribuidos	-	-	-	-	10.680.349
Activo total consolidado					613.851.785
Pasivo					
Pasivos por segmentos	46.437.298	35.064.671	3.708.335	(12.971.612)	72.238.692
Pasivos por segmentos corporativos	-	-	-	-	98.682.130
Pasivos corporativos no distribuidos	-	-	-	-	75.573.537
Pasivo total consolidado					246.494.359

3. EVENTO SUBSECUENTE
Patrimonio.

Dividendos en efectivo

Con fecha 24 de abril del presente, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,30 por acción.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, April 30, 2009.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

RECEIVED 2009 MAY 18 A 8:05

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at March 31, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

2. Consolidated Income Statement for the three-month period ended at March 31, 2009 and 2008.

3. Interim Consolidated Statements of Equity Accounts Movements for the three-month period ended at March 31, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Equity Accounts Movements for the three-month period ended at March 31, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

INTERPRETE PÚBLICO 2

5. Interim Consolidated Cash Flow Statements for the three-month period ended at March 31, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

6. Consolidated Income Statement ended at March 31, 2009 and at December 31, 2008 based on the International Financial Reporting Standards (IFRS).

7. Notes to the consolidated financial statements for the three-month period ended at March 31, 2009 and 2008.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED AT MARCH 31, 2009 AND 2008

INTERIM

(Stated in bolivars)

	2009	2008
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	385,804,393	393,152,734
Stockholdings in associations and joint business	-	6,589,351
Total non-current assets	385,804,393	399,742,085
CURRENT ASSETS:		
Expenses paid in advance	816,983	641,939
Inventories	78,090,720	59,145,919
Advances to suppliers	10,127,669	1,408,401
Bills and accounts receivable - net	182,236,670	133,872,813
Investments available for sale	117,071	117,115

REPÚBLICA DE VENEZUELA INTERPRETE PÚBLICO

3

Cash and cash equivalent	116,703,420	18,923,513
Total current assets	388,092,733	214,109,700
TOTAL	773,897,126	613,851,785
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,633,596	69,633,596
Premium on share issue	13,405	13,405
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,360
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	257,485,451	171,619,880
Non realization of results in investments	82,793	(672,675)
Total shareholders' equity	453,978,464	367,357,425
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	14,257,727	8,878,312
Unsecured bonds	32,740,000	46,700,000
Deferred tax income	30,056,622	32,550,641
Total non current liabilities	77,054,349	88,128,953
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	12,643,644	9,618,172
Unsecured bonds	14,010,000	-
Commercial papers	14,000,000	12,5836,552
Short-term loans	58,926,169	5,137,842
Dividends payable	1,702,655	28,305,063

Income tax payable	47,369,007	13,241,962
Accounts payable	94,212,838	89,478,816
Total current liabilities	242,864,313	158,365,407
Total liabilities	319,918,662	246,494,360
TOTAL	773,897,126	613,851,785

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIOD ENDED AT MARCH THE 31ST 2009 AND 2008 INTERIM

(Stated in bolivars)

	2009	2008
Income from sales	245,503,115	158,703,873
Sale costs	168,738,046	117,945,974
Gross income	76,765,069	40,757,899
Cost and expenses:		
Sales expenses	11,681,505	9,073,457
Overheads and administrative expenses	10,583,212	7,621,856
Income from selling assets	-	-
	22,264,717	16,695,313
Operating income	54,500,352	24,062,586
Participation in results from joint business	-	1,519,993
Financial costs	(5,237,221)	(3,606,856)
Financial income	327,673	109,452
Exchange differences – net	(174,904)	(25,717)
Loss in swap operations with securities	-	(911,000)
Other income (expense):		

Tax to financial transactions	-	(3,249,134)
Others – net	(906,418)	(40,572)
	(5,990,870)	(6,203,834)
Income before taxes	48,509,482	17,858,752
Income tax	11,693,361	2,001,754
Net income	38,816,122	15,856,998
Net income per share:		
Basic	0.16	0.07
Diluted	0.16	0.17

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller--

(Next there is the Consolidated Statements of Movements in Equity Accounts for the three-month period ended at March 31, 2009. There is also the Consolidated Statements of Movements in Equity Accounts three month period ended at March 31, 2008) ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED AT MARCH 31, 2009 AND 2008

INTERIM

(Stated in bolivars)

	2007	2006
OPERATING ACTIVITIES:		
Net earnings	36,816,122	15,856,998
Adjustments to reconcile the net income with the cash provided for by the operating activities:		
Exchange differences – net	174,904	25,717
Participation in results from joint business	3,459,354	(1,519,993)

INTERPRETE PUBLICO 6

Deferred income tax	(935,639)	(2,184,178)
Tax provision	12,629,000	4,185,932
Provision for future losses in foreign subsidiaries	-	(300,000)
Financial costs	5,237,221	3,606,856
Financial income	(327,673)	(109,452)
Depreciation	4,586,545	4,410,189
Operating cash flows before movements of working capital	61,621,834	23,972,069
Changes in operating asses and liabilities :		
Reduction (increase) in:		
Bills and accounts receivable	(23,720,633)	(13,681,926)
Advances to suppliers	(7,469,589)	392,625
Inventories	31,436,184	21,831,375
Expenses paid in advance	247,404	174,477
Increase (reduction)in:		
Accounts payable	(12,18,110)	(15,647,093)
Provision for severance benefits, net of payments	2,278,191	3,365,390
Cash provided for operating activities	52,245,281	20,406,917
Paid interests	(4,483,547)	(2,790,575)
Collected interests	327,673	109,452
Paid taxes	1,077,741	327,199
Net cash provided for operating activities	49,167,148	18,052,993
INVESTMENT ACTIVITIES:		
Increase in investments available for sale	-	10,929
Acquisition of property, plant and equipment	815,585	394,082
Net cash provided for (used in) investment activities	815,585	405,011
FINANCING ACTIVITIES:		
Increase in short-term loans	23,795,039	(10,933,957)
Cost of commercial papers issuing	915,562	7,991,500
Amortization of commercial papers	-	(6,333,211)

Amount of issue of long-term unsecured bonds	-	12,500,000
Cash dividends	(316,017)	(13,920,726)
Net cash provided (used) for financing activities	24,394,584	(10,696,394)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	74,377,317	7,761,610
CASH AND CASH EQUIVALENT AT THE BEGINNING OF YEAR	42,326,103	11,161,903
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	116,703,420	18,923,513

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED AT MARCH 31, 2009 AND DECEMBER 2008

INTERIM

(Stated in bolivars)

	2009	2008
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	385,804,393	391,188,523
Stockholdings in associations and joint business	-	3,459,354
Total non-current assets	385,804,393	394,647,877
CURRENT ASSETS:		
Expenses paid in advance	816,983	1,064,387
Inventories	78,090,720	109,527,104
Advances to suppliers	10,127,669	2,658,080
Bills and accounts receivable - net	182,236,670	158,516,037

Investments available for sale	117,071	117,071
Cash and cash equivalent	116,703,420	42,326,103
Total current assets	388,092,733	314,208,782
TOTAL	773,897,126	708,856,659
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,633,596	69,633,596
Premium on share issue	13,405	13,405
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,360
Updated net balance of retained earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	257,485,451	220,669,329
Non realization of results in investments	82,793	82,793
Total shareholders' equity	453,978,464	417,162,342
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	14,257,727	11,572,895
Unsecured bonds	32,740,000	37,410,000
Deferred tax income	30,056,622	30,992,261
Total non current liabilities	77,054,349	79,975,156
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	12,643,644	13,050,285
Unsecured bonds	14,010,000	9,340,000
Commercial papers	14,000,000	13,084,438
Short-term loans	58,926,169	34,377,456

Dividends payable	1,702,655	2,018,672
Income tax payable	47,369,007	33,662,266
Accounts payable	94,212,838	106,186,044
Total current liabilities	242,864,313	211,719,161
Total liabilities	319,918,662	291,694,317
TOTAL	773,897,126	708,856,659

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THREE-MONTH PERIOD ENDED AT MARCH 31, 2009 AND 2008 (Stated in bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financial Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International

Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

This standard states, compared to that in effect at the time of preparing the consolidated financial statements of the Company in 2005, among other things, the following:

- significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the annual consolidated financial statements, and
- a significant increase in the information facilitated in the report of the annual consolidated financial statements.

January the 1st, 2004 was considered transaction date for the purposes of preparing the first set of consolidated financial statements at December 31, 2005 under IFRS.

At date of issuing these consolidated financials statements, the following standards and interpretations were issued but will be effective from January the 1st, 2009:

- IAS 23 (amended) "Interest costs" (in effect from January the 1st, 2009). The amendment requires capitalization of costs by interests directly attributable to acquisition, construction or production of an asset qualified as part of the cost of that asset (an asset that necessarily requires a substantial period before being ready for use or sale). The option of interest costs to be immediately registered as expenses will be eliminated. The Company will apply the IAS 23 (amended) prospectively from January the 1st , 2009.
- IAS 1 (revised), "Presentation of financial statements" (in effect from January the 1st, 2009). The amended standards will prohibit presentation of income and expenses items (that is, changes to the net equity different from the preceding transactions with owners) in the statement of changes to the shareholders' equity requiring that same be presented apart from changes to the equity of owners. All changes to net equity different from those from transactions with owners shall be shown in a performance statement, although entities may decide if presenting a performance statement (integral income statement) or two statements (the income statement and the integral income statement). When entities restate or

reclassify their corporate information, they shall present a general balance sheet restated at the date of beginning the comparative period apart from presenting the balance sheets at the end of the current period and the comparative period. The Company will apply the IAS 1 (revised) from January the 1st, 2009. It is possible that both the income statement and the integral income statement are presented as performance statements.

- IRFS 2 (amended) "Payments based on shares" (in effect from January the 1st, 2009). The amended standard deals with conditions of irrevocability of the concession and payments. The standard makes clear that irrevocability conditions are solely conditions to render services and conditions of performance. Any other component of payments based on shares shall not be considered as irrevocability conditions. These components shall be included in the reasonable value at the date of concession for transactions with employees and other persons rendering similar services, same will not have an effect in the number of concessions expected or its further value at the date of concession. All payments, either by the entity or by third parties, will receive same accounting treatment. The Company will apply IAS 2 (amended) from January the 1st, 2009.
- IAS 32 (amended) "Financial Instruments: Presentation and Information to Disclose" and IAS 1 (amended), "Presentation of Financial Statements – Financial Instruments with sale option and obligations arising on liquidation" (in effect from January the 1st, 2009). The amended standard requires entities to classify financial instruments with a sale option and instruments, or components of instruments imposing an obligation on the entity to provide a third party a proportional participation of net assets of the entity solely on liquidation as shareholders´ equity, provided that financial instruments have special characteristics and comply with specific conditions. The Company shall apply the IAS 32 and IAS 1 (amended) from January the 1st, 2009. It is not expected this standard to have a significant impact on the group financial statements.
- IAS 27 (revised), "Consolidated and Separate Financial Statements" (in effect from July the 1st, 2009). The revised standard requires that the effects of all

transactions with not the majority (formerly "minority interests") are registered to shareholders' equity if there is no change in control and such transactions do not result in surplus or income and expenses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is redeemed at its reasonable value and an income or loss is acknowledged in the income statement. Company management estimates that the application of this standard shall not have an impact on the financial information generated by the Company and its affiliates.

- IRFS 3 (Revised) "Business combinations" (in effect from July the 1st, 2009). The revised standard continues using the acquisition method for company combinations, with certain significant changes. Among others, all payments to acquire a business shall be registered at a reasonable value at the date of acquisition and adjustments at cost of combination to depend on a contingency related to future events classified as debt further re-measured by the income statement. The standard also establishes the possibility to measure, in each acquisition, non majority participation in the entity acquired either at its reasonable value or at the participation proportional to that of net assets of the entity acquired. All costs related to acquisition should be registered as expenses. The Company shall apply the IRFS 3 (Revised) prospectively to all company combinations from January the 1st, 2010.
- IFRIC 17 "Allocations not in cash made to owners" (in effect from July the 1st, 2009). The interpretation offers an orientation on the proper accounting treatment when the entity distributes assets different from cash as dividends for their shareholders. One of the conclusions by the IFRIC is that dividend shall be measured at the reasonable value of assets allocated and that any difference between this amount and the former value in books of assets allocated shall be acknowledged in income or loss when the entity liquidates dividends payable. The interpretation does not apply to allocation of assets not in cash when the asset is finally controlled by the same party or parties before and after distribution (e.g. distribution of assets not in cash among entities under common control).

Another conclusion sets forth that liabilities for the concept of dividends shall be acknowledged on the date same is properly authorized and is not subject to discretion of entity (date of statement). The Company will apply IFRIC prospectively from January the 1st, 2009.

The following interpretations and amendments to the existing standards have been published and are mandatory for the accounting periods of the group that begin from January the 1st, 2009 or for further periods, but are not relevant for Company operations:

- IAS 1 (amended) "First-time Adoption of International Financial Reporting Standards" (in effect from July the 1st, 2009). The amended standard allows entities adopting this standard for the first time using the assumed cost of the reasonable value or the amount in books according to the previous accounting practice to measure the initial cost of investments in subsidiaries, entities jointly controlled and associated in the separate financial statements. The effectiveness of the IAS 1 (amended) from January the 1st, 2009 shall have no effect on the Company financial statements.
- IAS 8 "Operating segments" (in effect from January the 1st, 2009). The IAS 8 replaces IAS 14 "Financial Information by Segment" thus establishing a "managerial approach" under which the information by segment is presented under the same basis than that used for internal financial information purposes. The Company management estimates that applying this standard shall neither have an impact on the financial information produced by the Company and its affiliates nor will result in an increase in the number of segments likely to be reported and already reported.
- IFRIC 15 "Agreements for the Construction of Real State" (in effect from January the 1st, 2009). The interpretation specifies whether to use the IAS 18 "Ordinary income" or IAS 11 "Construction agreements" to specific transactions. It is likely that the IAS 18 applies to a broader range of transactions. IFRIC 15 is not relevant for group transactions as all transactions related to income are registered pursuant to the IAS 18 and not under IAS 11.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein, based on experience and other relevant factors. Final results may vary from such estimates.

These estimates are relevant on a continuous basis. Amendments to accounting estimates are acknowledged prospectively, accounting the effects from changing the corresponding consolidated income accounts for the year when the corresponding reviews are made. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at March 31, 2009 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The consolidated financial statements attached hereto include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in

Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	20-40
Machinery and equipment	10-50
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit from selling and the accounting value of the asset, and the same is recognized in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication thereon, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to. Once a consistent basis, reasonable to distribute, is identified, common assets are also distributed to individual cash-generating units or, in turn, to the smallest group of cash-generating units to which a consistent basis, reasonable to distribute, is identified.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for value deterioration is acknowledged as expense.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

Payments from operating leasing agreements in which the Company acts as a lessor are acknowledged as a linear expense during the leasing, save in those cases in which other systematic way of allocation becomes more representative to better indicate the pattern to benefit the leasing. Contingent payments are charged as expenses to the term they are incurred in.

i. ***Foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other foreign currency are considered in "foreign currency" and are registered in bolivas using the applicable exchange rates in effect at date such operations are made. Balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rate at that date, and resulting exchange differences are carried forward, initially, to the results from the period they are produced. Exchange differences arising from monetary provisions receivable or payable from affiliates and joint businesses abroad, which liquidation is neither contemplated nor likely to occur in a foreseen future and are part of the net investment of the foreign entity are acknowledged in the consolidated financial statements until disincorporating the corresponding entity.

j. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Spare parts inventory are valued using the average method and are acknowledged in the results of the fiscal year when they are used. Such supplies are presented in the consolidated financial statements at the cost absorbed, which does not exceed its recovery value. The cost assumed is equivalent to the acquisition cost less losses for acknowledged obsolescence, determined by the Company on a technical evaluation basis.

k. ***Financial assets*** – Investments are acknowledged and discharged in accounts using the accounting method at the date of negotiating, when the aforementioned date is acknowledged: a) the assets receivable and liabilities payable, and b) the discharge in selling asset accounts, the acknowledgement of the eventual result from selling or availability by any other mean and the acknowledgement of an entry receivable from the purchaser. Financial assets and liabilities are initially acknowledged at their reasonable value plus transaction costs directly attributable to their purchase, except for those classified at their reasonable value with changes in results, which are initially acknowledged at their reasonable costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Non-derivative financial assets having a fixed maturity date, with fixed payments or payments likely to be determined, and the Company with the effective intention and capacity to be preserved until maturity are classified as investments held until maturity. These investments are registered at the repaid cost using the method of the effective interest type less any accumulated loss for deterioration of value acknowledged, acknowledging income through the corresponding period.

Investments available for sale are non-derivative financial assets that are specifically appointed as available for sale, or that are not classified as (a) loans and items receivable, (b) investments held until maturity, or (c) accounted financial assets at a reasonable value with changes in results. These investments are valued at their reasonable value. Income and losses from variations in the reasonable value of these investments are directly acknowledged in the shareholders´ equity except for the losses from value deterioration, interest calculated according to the method of effective interest and the income or loss from exchange type, which are directly acknowledged against results from the period they are generated. When the asset is disposed of or it is determined same has suffered a deterioration of its value, accumulated income or loss previously acknowledged in the shareholders´ equity is included in the results for the period. Dividends of equity instruments classified as available for sale will be acknowledged in the results from the fiscal year when the Company right to receive the corresponding payment is established.

Commercial accounts receivable, loans and other accounts receivable not arising from fixed payments or payments to be determined, which are not negotiated in a lending market are classified as loans and items receivable. These items are accounted for at the repaid cost using the method of the effective interest less any acknowledged accumulated loss for deterioration of value. Income from interests are acknowledged using the effective interest rate, except for those short-term accounts receivable in which its acknowledgement is not considered significant.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

l. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

m. Classification of financial assets as current and non-current – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

n. Bank loans and obligations, commercial papers and unsecured bonds– Loans and obligations, commercial papers and unsecured bonds are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

o. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

p. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

q. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´

equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,

- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At March 31, 2009 and 2008 the Company management has not registered significant provisions that need to be indicated in the consolidated financial statements at those dates.

r. **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic grounds of contract. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted.

Financial liabilities held by the Company are classified as financial liabilities at the reasonable value with changes in the results or as financial assets.

Financial liabilities are classified as financial assets at the reasonable value with changes in the results, when they are classified as held for negotiating or as appointed by the Company at their initial acknowledgement to be accounted at their reasonable value with changes in the results.

A financial asset is classified as held for negotiating if:

- It is incurred in mainly to be repurchased in the future.

- It is part of a portfolio of identified financial instruments that are jointly managed and to which there is evidence of a recent pattern to obtain short-term benefits; or

- It is a derivative that is neither a financial guarantee agreement nor it has been appointed as a hedge instrument and complies with the conditions to be efficient.

A financial liability different from those held to negotiate can be classified as a financial asset at a reasonable value with changes in the results if:

- That significantly eliminates or reduces any inconsistency in valuation or acknowledgement; or

- Financial liabilities are part of a group of financial assets, of financial liabilities or of both, which are administered and assessed according to the criteria of reasonable value pursuant to a documented investing or managing strategy of Company risk and which information is internally provided on that basis; or

- It is part of a contract comprising one or more implicit derivatives and the IASs allow for appointing the entire hybrid agreement (combined) as a financial asset or a financial liability at a reasonable value with changes in the results.

Financial liabilities at a reasonable value with changes in results are presented at a reasonable value. Income or losses in the changes of reasonable value of these assets are acknowledged against results from the period they are generated. Acknowledged income and losses include any interest made by such financial assets.

Other financial liabilities, including loans, are initially acknowledged at their reasonable value, net of transaction costs directly attributable to their issuing. Then, they are registered at cost repaid using the method of the effective interest, acknowledging the expense throughout the corresponding period.

s. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At March 31, 2009 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

t. ***Income acknowledgements*** – Income is quantified using the reasonable value of the counterpart received or pending reception arising thereon.

Income from selling finished products and other products are acknowledged when the entire following conditions are met:

- The Company has transferred to purchaser the risks and meaningful advantages from owning goods;
- The Company does neither keep for itself any involvement in regular managing of goods sold to the degree usually associated to ownership nor withholds the effective control on such goods;
- Costs incurred in, or likely to be incurred in, in regard to the transaction can be reliably measured. Income form sales is reported net from estimated returns, promotions granted, early-bird discounts, and any other discount granted.

Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts.

Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable.

Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

u. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

v. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

w. ***Balance compensation*** –Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

x. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made. The active deferred tax is reduced by a provision to valuate the amount estimated to be realized in the future.

y. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

2. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2007 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the three-month periods ended at March 31, 2009 and 2008 the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at March 31, 2009 and 2008:

2009

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	105,502,543	131,229,213	4,006,027	-	240,737,783
Export sales	982,626	3,782,706	-	-	4,765,332
Sales among segments – local	-	-	5,368,140	(5,368,140)	-
Sales among segments – export	90,722	719,743	-	(810,465)	-
Total income	106,575,891	135,731,662	9,374,167	(6,178,605)	245,503,115
Costs and expenses	92,808,484	97,753,562	6,612,945	(6,172,228)	191,002,763
Operating results	13,767,407	37,978,100	2,761,222	(6,377)	54,500,352
Participation in results from joint-business companies	-	-	-	-	-
Financial income	-	-	-	-	327,673
Results before taxes	-	-	-	-	(6,318,543)
Results after taxes	-	-	-	-	43,509,482
Depreciation	2,146,439	2,022,762	399,344	-	4,568,545
Capital investments	-	-	-	-	675,972
Balance sheet					
Assets					
Assets per					

segment	357,977,861	294,027,171	58,618,388	(30,998,784)	679,624,636
Assets per corporate segments	-	-	-	-	78,444,413
Participation in associated companies	-	-	-	-	-
Undistributed corporate assets	-	-	-	-	15,828,077
Total consolidated assets					773,897,126
Liabilities					
Liabilities by segments	64,719,586	39,989,492	11,487,054	(30,998,784)	85,197,348
Liabilities by corporate segments	-	-	-	-	67,676,138
Undistributed corporate liabilities	-	-	-	-	167,045,176
Total consolidated liabilities					319,918,662

2008

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	55,861,289	100,855,910	1,986,674	-	158,703,873
Export sales	-	-	-	-	-
Sales among segments – local	-	-	3,102,014	(3,102,014)	-
Sales among segments – export	38,547	547,351	-	(585,898)	-
Total income	55,899,836	101,403,261	5,088,688	(3,687,912)	158,703,873
Costs and expenses	57,841,435	76,131,225	4,259,860	(3,591,233)	134,641,287
Operating results	(1,941,599)	25,272,036	828,828	(96,679)	24,062,586
Participation in results from joint-business companies	-	-	-	-	1,519,993
Financial income	-	-	-	-	109,452
Financial expenses and					

others	-	-	-	-	(7,833,279)
Results before taxes	-	-	-	-	17,858,752
Results after taxes	-	-	-	-	15,856,998
Depreciation	2,035,559	2,007,432	367,198	-	4,410,189
Capital investments	395,525	106,008	106,239	-	607,772
Balance sheet					
Assets					
Assets per segment	262,953,662	246,816,398	41,445,658	(13,941,612)	537,274,106
Assets per corporate segments	-	-	-	-	59,307,979
Participation in associated companies	6,589,351	-	-	-	6,589,351
Undistributed corporate assets	-	-	-	-	10,680,349
Total consolidated assets					613,851,785
Liabilities					
Liabilities by segments	46,437,298	35,064,671	3,708,335	(12,971,612)	72,238,692
Liabilities by corporate segments	-	-	-	-	98,682,130
Undistributed corporate liabilities	-	-	-	-	75,573,537
Total consolidated liabilities					246,494,359

3. SUBSEQUENT EVENT

Shareholders´ Equity

On April 24 of this year the Shareholders´ Equity agreed to decree a cash dividend of Bs.0.30 per share.--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 4th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2008
INTERIM
(Stated in bolivars)

				Retained Earnings				
	Capital Stock	Premium on issuing shares	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated net balance of retained earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2007	69,632,690	13,405	206,308	6,963,269	119,593,551	155,762,882	(672,675)	351,500,427
Net income for the term	-		-	-	-	15,856,998	-	15,856,998
Total earnings recognized for the term	-		-	-	-	15,856,998	-	15,856,998
BALANCES AT march 31, 2008	69,632,690	13,405	206,308	6,963,269	119,593,551	171,619,880	(672,675)	367,357,425

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera (signed) Illegible
Corporate V.P. Finances

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2009
INTERIM
(Stated in bolivars)

	Capital Stock	Premium on issuing shares	Accrued results from translation of subsidiary and joint business	Retained Earnings			Non-realization of results from investments	Total Equity
				Legal Reserve	Updated net balance of retained earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed		
BALANCES AT DECEMBER 31, 2008	69,633,596	13,405	206,308	6,963,360	119,593,551	220,669,329	82,793	417,162,342
Net income for the period	-	-	-	-	-	36,816,122	-	36,816,122
Total earnings recognized for the period	-	-	-	-	-	36,816,122	-	36,816,122
BALANCES AT SEPTEMBER 30, 2008	69,633,596	13,405	206,308	6,963,360	119,593,551	257,485,451	82,793	453,978,464

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera (signed) Illegible
Corporate V.P. Finances

INTERPRETE PUBLICO